    As filed with the Securities and Exchange Commission on March 14, 2002
                                                    Registration No. 333-
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 -------------

                                   FORM S-3
                            REGISTRATION STATEMENT
                                     Under
                          THE SECURITIES ACT OF 1933

                                 -------------

                            URBAN OUTFITTERS, INC.
            (Exact name of Registrant as specified in its charter)
                                 -------------

                        Pennsylvania                                                 23-2003332
               (State or other jurisdiction of                          (I.R.S. Employer Identification No.)
               incorporation or organization)

                                                                                 Glen A. Bodzy, Esq.
                     1809 Walnut Street                                          1809 Walnut Street
                   Philadelphia, PA 19103                                      Philadelphia, PA 19103
                       (215) 564-2313                                              (215) 564-2313
(Address, including zip code, and telephone number, including (Name, address, including zip code, and telephone number,
   area code, of Registrant's principal executive offices)           including area code, of agent for service)

                                 -------------

                       Copies of all communications to:

       Walter J. Mostek, Jr., Esq.                         Justin P. Klein, Esq.
         Robert C. Juelke, Esq.                  Ballard Spahr Andrews & Ingersoll, LLP
       Drinker Biddle & Reath LLP                    1735 Market Street, 51st Floor
            One Logan Square                             Philadelphia, PA 19103
          18th & Cherry Streets                               215-665-8500
         Philadelphia, PA 19103
              215-988-2700

                                 -------------

   Approximate date of commencement of the proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.
   If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]
   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [_]
   If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.
[_] __________________
   If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_] __________________
   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                                 -------------

                        CALCULATION OF REGISTRATION FEE

================================================================================

                                                    Proposed Maximum  Proposed Maximum
                                     Amount to be  Offering Price per     Aggregate        Amount of
Title of Securities to be Registered Registered(1)      Share(2)      Offering Price(2) Registration Fee
--------------------------------------------------------------------------------------------------------
      Common Shares, par value
        $0.0001 per share...........   2,200,000         $23.67          $52,074,000         $4,791

================================================================================
(1)Includes 200,000 shares which the Underwriters have the option to purchase to cover over-allotments, if any.
(2)Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 and based upon the average of the high and low prices of the Registrant's common shares reported on the Nasdaq National Market on March 7, 2002.

                                 -------------

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

                  SUBJECT TO COMPLETION, DATED MARCH 14, 2002

                               2,000,000 Shares

                                    [Logo]

                            Urban Outfitters, Inc.

                                 Common Shares

                                 -------------

   We are selling 1,550,000 common shares and the selling shareholders are selling 450,000 common shares. We will not receive any of the proceeds from the sale of the shares by the selling shareholders, except to the extent that the selling shareholders sell shares in this offering received by exercising stock options, in which case we will receive the aggregate exercise price of the exercised options.

   Our common shares are listed on the Nasdaq National Market under the symbol "URBN." The last reported sale price on March 12, 2002 was $24.75 per share.

   The underwriters have an option to purchase a maximum of 200,000 additional shares from us and the selling shareholders to cover over-allotments of shares.

   Investing in our common shares involves risks. See "Risk Factors" on page 7.

                                   Underwriting         Proceeds to         Proceeds to
                     Price to      Discounts and           Urban              Selling
                      Public        Commissions         Outfitters          Shareholders
                     --------      -------------        -----------         ------------
           Per Share    $                $                   $                   $
           Total....    $                $                   $                   $

   Delivery of the common shares will be made on or about      , 2002.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

  Credit Suisse First Boston                              UBS Warburg

                          U.S. Bancorp Piper Jaffray

Wedbush Morgan Securities Inc.               Investec PMG Capital

                  The date of this prospectus is      , 2002.

                             [Inside Front Cover]

                    [Graphics to be supplied by amendment]

                                 -------------

                               TABLE OF CONTENTS

                                                        Page
                                                        ----
                    PROSPECTUS SUMMARY.................   1
                    RISK FACTORS.......................   7
                    USE OF PROCEEDS....................  12
                    COMMON SHARE PRICE RANGES AND
                      DIVIDENDS........................  12
                    CAPITALIZATION.....................  13
                    SELECTED CONSOLIDATED FINANCIAL AND
                      OPERATING DATA...................  14
                    MANAGEMENT'S DISCUSSION AND
                      ANALYSIS OF FINANCIAL CONDITION
                      AND RESULTS OF OPERATIONS........  16
                    BUSINESS...........................  23
                    MANAGEMENT.........................  31
                    PRINCIPAL AND SELLING SHAREHOLDERS.  33
                    CERTAIN RELATIONSHIPS AND RELATED
                      PARTY TRANSACTIONS...............  35

                                                      Page
                                                      ----
                      DESCRIPTION OF CAPITAL STOCK...  35
                      CERTAIN U.S. FEDERAL TAX
                        CONSIDERATIONS FOR NON-U.S.
                        HOLDERS......................  38
                      UNDERWRITING...................  41
                      NOTICE TO CANADIAN RESIDENTS...  44
                      LEGAL MATTERS..................  45
                      EXPERTS........................  45
                      WHERE YOU CAN FIND MORE
                        INFORMATION..................  45
                      INCORPORATION OF DOCUMENTS BY
                        REFERENCE....................  46
                      INDEX TO CONSOLIDATED FINANCIAL
                        STATEMENTS................... F-1

                                 -------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                          FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. These factors include, but are not limited to:

   . difficulty in predicting and responding to shifts in fashion trends;

   . industry competition;

   . the impact of losing one or more key senior managers or failing to attract and retain additional key personnel;

   . unavailability of suitable retail space for expansion on terms acceptable to us;

   . seasonal fluctuations in sales;

   . disruption in the flow of merchandise from our vendors, especially those located overseas; and

   . other factors referenced in this prospectus, including those set forth under the caption "Risk Factors."

   In addition, these forward-looking statements necessarily depend upon assumptions, estimates and dates that may be incorrect or imprecise and involve known and unknown risks, uncertainties and other factors. Accordingly, any forward-looking statements included in this prospectus do not purport to be predictions of future events or circumstances and may not be realized. Forward-looking statements can be identified by, among other things, the use of forward-looking terms such as "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates," "intends" or the negative of any of these terms, or comparable terminology, or by discussions of strategy or intentions. Given these uncertainties, we caution investors not to place undue reliance on these forward-looking statements. We disclaim any obligation to update any of these factors or to publicly announce any revisions to the forward-looking statements contained in this prospectus to reflect future events or developments.

                              PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our common shares. We urge you to read this entire prospectus carefully, including the SEC filings that we have incorporated by reference into this prospectus, the "Risk Factors" section and the consolidated financial statements and the notes to those statements included elsewhere in this prospectus. Unless otherwise specifically stated, information in this prospectus assumes the underwriters do not exercise their over-allotment option to purchase additional shares in this offering.

                            Urban Outfitters, Inc.

   We are an innovative lifestyle merchandising company that operates specialty retail stores under two distinct brands, Urban Outfitters and Anthropologie, as well as the Free People wholesale division. We have over 30 years of experience creating and managing retail stores that offer highly differentiated collections of fashion apparel, accessories and home goods in inviting and dynamic store settings. Our core strategy of providing unified store environments that establish emotional bonds with the customer is used at both Urban Outfitters and Anthropologie. In addition to our retail stores, we offer our products and market our brands directly to the consumer through the urbn.com and anthropologie.com web sites and the Anthropologie catalog. We have achieved compounded annual sales growth of 19% over the past five years, resulting in sales of $349.0 million for the fiscal year ended January 31, 2002.

   Urban Outfitters. Urban Outfitters targets young adults aged 18 to 30 through its unique merchandise mix and compelling store environment. The product offering includes women's and men's fashion apparel, footwear and accessories, as well as an eclectic mix of apartment wares and gifts. Apartment wares range from rugs, pillows and shower curtains to books, candles and novelties. Stores average approximately 10,000 square feet of selling space, typically carry 30,000 to 35,000 stock keeping units, or SKUs, and are located in large metropolitan areas and select university communities. We expect to open our first enclosed mall store in the second quarter of this year. As of March 1, 2002, we operated 49 Urban Outfitters stores in the United States, Canada, the United Kingdom and Ireland, as well as the urbn.com web site. Urban Outfitters' sales accounted for approximately 54% of total sales for the fiscal year ended January 31, 2002.

   Anthropologie. Anthropologie tailors its merchandise and inviting store environment to sophisticated and contemporary women aged 30 to 45. Our unique and eclectic product assortment includes women's casual apparel and accessories, home furnishings and a diverse array of gifts and decorative items. The home furnishings range from furniture, rugs, lighting and antiques to table top items, bedding and gifts. Stores average approximately 8,500 square feet of selling space, typically carry 20,000 to 25,000 SKUs and are located in specialty retail centers, upscale street locations and enclosed malls. As of March 1, 2002, we operated 32 Anthropologie stores in the United States, as well as the anthropologie.com web site and the Anthropologie catalog. Anthropologie's sales accounted for approximately 41% of total sales for the fiscal year ended January 31, 2002.

   Free People. Free People, our wholesale division, designs, develops and markets young women's casual apparel. Our range of tops, bottoms, sweaters and dresses are sold worldwide through approximately 1,100 better department and specialty stores, including Bloomingdale's, Nordstrom and Urban Outfitters. In order to further develop and support the Free People brand, we plan to open a limited number of Free People retail stores over the next several years. Free People's sales accounted for approximately 5% of total sales for the fiscal year ended January 31, 2002.

Our Competitive Strengths

   We offer a unique shopping experience. We use creative store design, dynamic visual merchandising and striking store displays to create distinctive store environments. These elements, along with our unique cross-merchandising approach, present our products in a lifestyle context and form a bond between our customers and our stores. We deliver new merchandise to our stores several times a week to create excitement among our target customers and to encourage them to visit our stores on a regular basis. We believe this unique shopping experience results in customers spending more time in our stores.

   We offer a distinct and eclectic product mix. We attract our target customers to our stores by offering an eclectic mix of products in a single shopping experience. Both our Urban Outfitters and Anthropologie stores offer products from a broad group of merchandise categories, targeted to specific customers. This unique product category mix, including apparel, furniture, home accessories and novelties, creates a lifestyle approach to merchandising that we believe distinguishes us from other specialty retailers and results in strong customer loyalty.

   We have a flexible merchandise strategy. Our differentiating merchandise strategy combines products from our internally developed brands, the Free People brand and national brands. By offering a number of different brands, our customers associate Urban Outfitters or Anthropologie with a collection of merchandise that suits their individual tastes and preferences, rather than any particular brand. Consequently, as fashion trends change, we are able to continually adjust our product mix to appeal to our customers. In addition, having multiple sources for products allows us to quickly respond to fashion developments as we can often source national brands more quickly than our internally developed products.

   We have versatile store formats. Urban Outfitters and Anthropologie stores have been successful in a variety of locations. We currently operate profitable stores in street locations, specialty retail centers and enclosed shopping malls in diverse geographic locations. In addition, our stores include a variety of layouts, such as multi-level sites and unconventional retail spaces. Our flexibility with respect to store location and layout allows us to optimize our real estate portfolio and operate stores near our target customers.

   We have a highly experienced management team. Our senior management has extensive experience in the retail industry. Richard A. Hayne, the Chairman of our Board of Directors and our President, co-founded the company in 1970. In addition, Glen T. Senk has been President of Anthropologie for eight years and has over 21 years of retail and direct-to-consumer experience. Two key additions to our management team in 2001 were Tedford G. Marlow, President of the Urban Outfitters retail division, who has over 26 years of experience in the retail industry, and David C. Frankel, President of Free People, who has over 15 years of experience in the apparel industry. The addition of these new members to our management team will better enable us to execute our core strategy.

Our Growth Strategy

   Continue expanding our store base. Over the last five years, we have expanded the Urban Outfitters store base from 24 to 49 stores and the Anthropologie store base from eight to 32 stores. We expect to open 12 to 14 additional stores during the current fiscal year and believe there are substantial opportunities thereafter to open additional stores throughout the United States. We plan to open our first Urban Outfitters enclosed mall store in the second quarter of this year and additional enclosed mall stores in the future. We will also continue to open Urban Outfitters stores in large metropolitan areas and select university communities. Given the success of Anthropologie stores in diverse geographic locations, we believe significant opportunity for expansion exists. We plan to continue opening new Anthropologie stores in specialty retail centers, upscale street locations and enclosed shopping malls.

   Continue to grow our comparable store sales. We have several ongoing initiatives to drive comparable store sales growth including (i) leveraging our growing sales base and production capabilities to further improve our internally developed products, (ii) shortening our product procurement and distribution cycles to accelerate the flow of fresh merchandise into our stores, (iii) improving our distribution and allocation systems to better customize product mix and inventory levels for our stores based on fashion, size and climate preferences and (iv) enhancing in-store customer service and selling capabilities at both our Urban Outfitters and Anthropologie stores. We believe the execution of these initiatives by our recently expanded management team will enhance our ability to further grow comparable store sales.

   Improve our operating margin. Improving our operating margin is a key objective. We plan to improve gross margins by (i) gradually increasing the penetration of our higher-margin private label merchandise, (ii) leveraging our enhanced production efficiencies and sourcing capabilities as we continue to grow and (iii) improving store-specific merchandise assortments to reduce markdowns. We expect to lower occupancy expenses through more stringent site approval criteria, further controlling construction costs and migrating to slightly smaller formats for our stores. We also believe that as we continue to grow our store base and generate positive comparable store sales, we will leverage our management, operations and distribution infrastructure.

                                 -------------

                        Our Principal Executive Offices

   We were incorporated in Pennsylvania in 1976, and our principal executive offices are located at 1809 Walnut Street, Philadelphia, Pennsylvania 19103. Our telephone number is (215) 564-2313. We maintain web sites for the sale of merchandise at www.urbn.com and www.anthropologie.com. Information on our web sites does not constitute part of this prospectus.

                                 The Offering

Common shares offered by us........................ 1,550,000 shares

Common shares offered by the selling shareholders.. 450,000 shares

Over-allotment option granted by us and the selling
  shareholders..................................... 200,000 shares

Common shares to be outstanding after the offering,
  not including the over-allotment option.......... 19,027,086 shares

Use of proceeds.................................... We plan to use the net proceeds received from the common shares offered by us primarily for opening
                                                    new stores and for general corporate purposes.

                                                    We will not receive any proceeds from the sale of
                                                    shares by the selling shareholders in this offering,
                                                    except to the extent that a selling shareholder sells
                                                    shares in this offering received by exercising stock
                                                    options, in which case we will receive the aggregate
                                                    exercise price of those options.

Nasdaq National Market symbol...................... "URBN"

   The total number of common shares to be outstanding after this offering includes 94,000 shares that are expected to be issued to selling shareholders upon the exercise of stock options in connection with their participation in this offering.

   The total number of common shares to be outstanding after this offering does not reflect:

   . 1,690,200 shares that may be issued upon the exercise of additional outstanding stock options;

   . 682,500 shares that we have reserved for future issuance pursuant to our 2000 stock incentive plan; and

   . 201,200 shares that we have reserved for future issuance pursuant to our 1997 stock option plan.

               Summary Consolidated Financial and Operating Data

   The following table sets forth summary consolidated income statement, sales, operating and balance sheet data as of and for the periods indicated. The summary consolidated actual balance sheet data at January 31, 2002 and the income statement data for each of the three fiscal years presented below are derived from our audited consolidated financial statements. You should read this information in conjunction with "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                  Fiscal Year Ended January 31,
                                                            --------------------------------------
                                                               2002         2001          2000
                                                            -----------  -----------   -----------
                                                                   (in thousands, except share
                                                                     amounts and store data)
Income Statement Data:
Net sales.................................................. $   348,958  $   295,333   $   278,113
Gross profit...............................................     113,647       95,331       104,654
Income from operations.....................................      25,498       17,878        37,565
Net income.................................................      15,007       10,495        18,680(1)
Net income per common share--basic......................... $      0.87  $      0.61   $      1.07
Weighted average common shares outstanding--basic..........  17,268,615   17,257,186    17,531,971
Net income per common share--diluted....................... $      0.86  $      0.61   $      1.05
Weighted average common shares outstanding--diluted........  17,438,457   17,274,830    17,844,356
Sales Data:
Urban Outfitters store sales............................... $   184,998  $   160,151   $   169,067
Anthropologie store sales..................................     120,878       92,908        69,748
                                                            -----------  -----------   -----------
   Total store sales.......................................     305,876      253,059       238,815
Direct-to-consumer sales...................................      24,815       21,665        16,967
                                                            -----------  -----------   -----------
   Total retail segment sales..............................     330,691      274,724       255,782
Free People sales..........................................      18,267       20,609        22,331
                                                            -----------  -----------   -----------
   Total sales............................................. $   348,958  $   295,333   $   278,113
                                                            ===========  ===========   ===========
Operating and Other Data:
Number of stores at period end:
   Urban Outfitters........................................          49           42            37
   Anthropologie...........................................          31           26            20
Same store sales growth(2).................................         2.8%        (7.4)%        10.3%
Sales per selling square foot(3)........................... $       443  $       439   $       507
Capital expenditures.......................................      22,309       36,877        38,149

---------------------
(1)Includes a $4.4 million charge to reserve for the company's minority investment in MXG Media, Inc. Income tax expense for the fiscal year ended January 31, 2000 does not include a tax benefit related to this charge.
(2)Same store sales figures include stores that have been in operation for at least twelve full months at the beginning of the period for which such data is presented.
(3)Average sales per selling square foot is based upon total store sales for the period divided by the average of the beginning and ending net selling square footage (which excludes back office and storage space, fitting rooms and staircases).

                                                      As of January 31, 2002
                                                     ------------------------
                                                              As Adjusted for
                                                      Actual   the Offering
                                                     -------- ---------------
                                                          (in thousands)
   Balance Sheet Data:
   Working capital.................................. $ 41,319    $ 77,834
   Total assets.....................................  195,102     231,617
   Total liabilities................................   49,214      49,214
   Long-term debt, excluding current maturities.....       --          --
   Total shareholders' equity.......................  145,888     182,403

                                 RISK FACTORS

   You should carefully consider the following risks, as well as the other information contained in this prospectus, before investing in our common shares. If any of the following risks actually occur, our business could be harmed. In that case, the trading price of our common shares could decline, and you might lose all or part of your investment. You should refer to the other information set forth in this prospectus and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                  Risks Related to Our Business and Industry

Our business is dependent upon us being able to predict fashion trends, customer preferences and other fashion-related factors.

   Customer tastes and fashion trends are volatile and tend to change rapidly. Our success depends in part on management's ability to effectively predict and respond to changing fashion tastes and consumer demands, and to translate market trends into appropriate, saleable product offerings far in advance. If we are unable to successfully predict or respond to changing styles or trends and misjudge the market for our products or any new product lines, our sales will be lower and we may be faced with a substantial amount of unsold inventory or missed opportunities. In response, we may be forced to rely on additional markdowns or promotional sales to dispose of excess, slow-moving inventory, which may have a material adverse effect on our business, financial condition and results of operations. Compared to our retail segments, our wholesale business is more sensitive to changes in fashion trends because of longer lead times in the design and manufacture of its apparel.

We may not be successful in expanding our business and opening new retail stores.

   Our growth strategy depends on our ability to open and operate new retail stores on a profitable basis. Our operating complexity and management responsibilities will increase as we continue to grow, and we may face challenges in managing our future growth. Such growth will require that we continue to expand and improve our operations, including our distribution infrastructure, and expand, train and manage our employee base. In addition, we may be unable to hire a sufficient number of qualified personnel to work in our new stores or to successfully integrate the stores into our business.

   Our expansion prospects also depend on a number of other factors, many of which are beyond our control, including, among other things:

   . economic conditions;

   . competition;

   . consumer preferences;

   . the availability of financing for capital expenditures and working capital requirements; and

   . the availability of suitable sites for new store locations on acceptable lease terms.

   There can be no assurance that we will be able to achieve our store expansion goals. Even if we succeed in opening new stores as planned, we cannot assure you that our newly opened stores will achieve revenue or profitability levels comparable to those of our existing stores in the time periods estimated by us, or at all. If our stores located outside the United States fail to achieve, or are unable to sustain, acceptable revenue and profitability levels, we may incur significant costs associated with closing those stores.

The specialty retail and wholesale apparel businesses are sensitive to economic conditions and consumer spending.

   The specialty retail and wholesale apparel businesses historically have been subject to cyclical variations. Consumer purchases of discretionary retail items and specialty retail products, including our products and those sold in our stores, may decline during recessionary periods and also may decline at other times when disposable income is lower. A prolonged economic downturn could have a material adverse impact on our business, financial condition and results of operations.

Existing and increased competition in the specialty retail and wholesale apparel businesses may reduce our net revenues, profits and market share.

   The specialty retail and wholesale apparel businesses are highly competitive. Our retail segment competes against a wide variety of smaller, independent specialty stores as well as department stores, national specialty chains and catalog and Internet-based retailers. In addition, some of our suppliers offer products directly to consumers. Our wholesale business competes with numerous companies, many of whose products have wider distribution than ours. Many of our competitors are considerably larger and have substantially greater financial, marketing and other resources than we have. We cannot assure you that we will continue to be able to compete successfully against existing or future competitors. Our expansion into markets served by our competitors and entry of new competitors or expansion of existing competitors into our markets could have a material adverse effect on our business, financial condition and results of operations.

We depend on key personnel and may not be able to retain or replace these employees or recruit additional qualified personnel, which would harm our business.

   We believe that we have benefited substantially from the leadership and experience of our senior executives, including our Chairman, President and co-founder, Richard A. Hayne, and the President of Anthropologie, Inc., Glen T. Senk. The loss of the services of any of our senior executives could have a material adverse effect on our business and prospects, as we may not be able to find suitable management personnel to replace departing executives on a timely basis. We do not have an employment agreement with Mr. Hayne, Mr. Senk or any of our other key personnel.

   In addition, as our business expands, we believe that our future success will depend greatly on our continued ability to attract and retain highly skilled and qualified personnel. There is a high level of competition for personnel in the retail industry. Our inability to meet our staffing requirements in the future at costs that are favorable to us, or at all, could impair our ability to increase revenue and could otherwise harm our business.

We could be materially and adversely affected if any of our distribution centers are shut down.

   We operate three distribution facilities worldwide to support our retail and wholesale business segments in the United States, Western Europe and Canada, and for fulfillment of catalog and web site orders. We have also engaged a third-party to operate an additional distribution facility to service our stores in the western United States. The majority of merchandise purchased by our retail and wholesale business segments is shipped directly to our distribution center in Lancaster County, Pennsylvania. If any of our distribution centers, especially our primary Lancaster County, Pennsylvania facility, were to shut down for any reason, the other distribution centers may not be able to support the resulting additional distribution demands. As a result, we could incur significantly higher costs and longer lead times associated with distributing our products to our stores during the time it takes for us to reopen or replace the center.

Our expansion into enclosed shopping malls may not be successful.

   Our retail stores have often been located in unconventional retail spaces and in free-standing buildings. We are seeking to expand the range of possible new store locations by opening Urban Outfitters stores in enclosed shopping malls. We cannot assure you that these mall stores will be accepted by our target customers or that they will achieve revenue or profitability levels comparable to those of our existing stores.

   The success of all of our mall stores will depend, in part, on the ability of the malls' anchor tenants, such as large department stores, and other tenants and area attractions to generate consumer traffic in the vicinity of our stores and the continuing popularity of malls as shopping destinations. Sales volume and mall traffic may be adversely affected by economic downturns in a particular area, the closing of anchor tenants or competition from non-mall retailers and other malls where we do not have stores.

We rely significantly on foreign sources of production.

   We receive apparel and other merchandise from foreign sources, both purchased directly in foreign markets and indirectly through domestic vendors with foreign sources. To the extent that our vendors are located overseas or rely on overseas sources for a large portion of their products, any event causing a disruption of imports, including the imposition of import restrictions, could adversely affect our business. The flow of merchandise from our vendors could also be adversely affected by financial or political instability in any of the countries in which the goods we purchase are manufactured, if the instability affects the production or export of merchandise from those countries. Trade restrictions in the form of tariffs or quotas, or both, applicable to the products we sell could also affect the importation of those products and could increase the cost and reduce the supply of products available to us, In addition, decreases in the value of the U.S. dollar against foreign currencies could increase the cost of products we purchase from overseas vendors.

Our operating results fluctuate from period to period.

   Our business experiences seasonal fluctuations in net sales and operating income, with a significant portion of operating income typically realized during the five-month period from August 1 to December 31 of each year (the back-to-school and holiday periods). Any decrease in sales or margins during this period, or in the availability of working capital needed in the months preceding this period, could have a material adverse effect on our business, financial condition and results of operations.

   Seasonal fluctuations also affect our inventory levels, as we usually order merchandise in advance of peak selling periods and sometimes before new fashion trends are confirmed by customer purchases. We must carry a significant amount of inventory, especially before the back-to-school and holiday selling periods. If we are not successful in selling our inventory during this period, we may be forced to rely on markdowns or promotional sales to dispose of the inventory or we may not be able to sell the inventory at all, which could have a material adverse effect on our business, financial condition and results of operations.

War, acts of terrorism, or the threat of either may negatively impact availability of merchandise and otherwise adversely impact our business.

   In the event of war or acts of terrorism, or if either are threatened, our ability to obtain merchandise available for sale in our stores may be negatively impacted. A substantial portion of our merchandise is imported from other countries. If imported goods become difficult or impossible to bring into the United States, and if we cannot obtain such merchandise from other sources at similar costs, our sales and profit margins may be adversely affected. In the event that commercial transportation is curtailed or substantially delayed, our business may be adversely impacted, as we may have difficulty shipping merchandise to our distribution centers and stores, as well as fulfilling catalog and web site orders.

   On September 11, 2001, in response to terrorist attacks on the United States, a majority of our retail stores either did not open or were closed early. Seven of our stores located in Manhattan were closed from between two to four days following the terrorist attacks, depending on the store's location. These closings adversely affected our sales during the third quarter of the fiscal year ended January 31, 2002. In the event of war or additional acts of terrorism, or the threat of either, we may be required to suspend operations in some or all of our stores, which could have a material adverse impact on our business, financial condition and results of operations.

We may be unable to protect our trademarks and other intellectual property rights.

   We believe that our trademarks and service marks are important to our success and our competitive position due to their name recognition with our customers. We devote substantial resources to the establishment and protection of our trademarks and service marks on a worldwide basis, and have established a separate subsidiary whose primary purpose is to maintain and manage our current and future trademarks and service marks. We are not aware of any claims of infringement or challenges to our right to use any of our trademarks and service marks in the United States. Nevertheless, there can be no assurance that the actions we have taken to establish and protect our trademarks and service marks will be adequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the trademarks, service marks and proprietary rights of others. Also, others may assert rights in, or ownership of, trademarks and other proprietary rights of ours and we may not be able to successfully resolve these types of conflicts to our satisfaction. In addition, the laws of certain foreign countries may not protect proprietary rights to the same extent as do the laws of the United States.

                        Risks Related to this Offering

Provisions in our charter documents might deter acquisition bids for us.

   Our amended and restated articles of incorporation and amended and restated bylaws contain provisions that, among other things:

   . authorize our board of directors to issue preferred shares ranking senior to our common shares without any action on the part of the shareholders;

   . establish advance notice procedures for shareholder proposals, including nominations of directors, to be considered at shareholders' meetings;

   . restrict the ability of shareholders to modify the number of authorized directors; and

   . restrict the ability of shareholders to call special meetings of shareholders.

   In addition, Section 1725 of the Pennsylvania Business Corporation Law authorizes a majority of our board of directors, in certain circumstances, to fill vacancies on the board resulting from an increase in the authorized number of directors or from vacancies. These provisions could make it more difficult for a third-party to acquire us, even if doing so would benefit our shareholders.

Our President has significant control of our company and can make decisions that could adversely affect our share price and may prevent a change of control.

   Following this offering, our President and Chairman, Richard A. Hayne, will beneficially own approximately 36.1% of our outstanding common shares (35.3% if the underwriters exercise their over-allotment option in full). As a result, Mr. Hayne will be able to substantially impact all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This influence may have the effect of delaying, preventing or deterring a change in control of our company and could deprive our shareholders of an opportunity to receive a premium for their common shares as part of any sale or acquisition.

Shares eligible for public sale after this offering could adversely affect our share price.

   As of February 28, 2002, we had 17,383,086 common shares outstanding. All of the common shares being sold in this offering will be freely tradable without restriction or further registration under the Securities Act of

1933, as amended, unless the shares are subject to a lock-up agreement or are held by one of our "affiliates," as that term is defined under Rule 144 under the Securities Act. We, our executive officers and directors, including each of the selling shareholders, have agreed to not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any common shares or securities convertible into or exchangeable or exercisable for any common shares or enter into a transaction that would have the same effect, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus. After the lock-up agreements pertaining to this offering expire, subject to some exceptions, 8,189,777 common shares, including 572,400 shares underlying vested stock options, that were subject to the lock-up agreements will be eligible for sale. Those shares that are held by our affiliates will remain subject to the resale limitations of Rule 144 under the Securities Act.

   We cannot predict the effect, if any, that market sales of common shares or the availability of common shares for sale will have on the market price of our common shares from time to time. The sale of a substantial number of shares held by the existing shareholders, whether pursuant to a subsequent public offering or otherwise, or the perception that these sales could occur, could adversely affect the market price of our common shares and could materially impair our future ability to raise capital through an offering of equity securities.

Our share price may be volatile and could decline substantially.

   The stock market has, from time to time, experienced extreme price and volume fluctuations. Many factors may cause the market price for our common shares to decline following this offering, including:

   . periodic variations in the actual or anticipated financial results of our businesses or other companies in the retail industry or markets served by us;

   . downward revisions in securities analysts' estimates;

   . material announcements by us or our competitors;

   . public sales of a substantial number of common shares following this offering; and

   . adverse changes in general market conditions or economic trends.

   Many factors can affect our business, financial condition and results of operations and this makes the prediction of our financial results on a quarterly basis difficult. These factors include the timing of new store openings, net sales contributed by new stores, increases or decreases in comparable store sales, timing of certain holidays, changes in our merchandise, general economic, industry and weather conditions that affect consumer spending, and actions of competitors. If our quarterly results are below the expectations of securities market analysts and investors, the price of our common shares may be adversely affected.

   In the past, companies that have experienced volatility in the market price of their shares have been the subject of securities class action litigation. If we become involved in a securities class action litigation in the future, it could result in substantial costs and diversion of management attention and resources, thus harming our business.

We do not expect to pay cash dividends in the foreseeable future.

   Since our initial public offering, we have not declared or paid cash dividends on our common shares and do not expect to pay cash dividends for the foreseeable future. We currently intend to retain all future earnings for use in the operation of our business and to fund future growth. In addition, the terms of our line of credit facility prohibit us from paying cash dividends. If this prohibition is removed, our ability to pay any future cash dividends would depend upon our results of operations, financial condition, cash requirements, the availability of a surplus and other factors.

                                USE OF PROCEEDS

   We will receive net proceeds from this offering of approximately $35.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. In addition, some of the selling shareholders will participate in this offering by exercising stock options and, as a result, we will receive the exercise price of each option exercised. We expect that an aggregate of 94,000 shares underlying these options will be sold in this offering, generating $1.0 million in proceeds to us. We intend to use the net proceeds of this offering, including any additional proceeds we receive from the underwriters' exercise of their over-allotment option, primarily for opening new stores and for general corporate purposes. Until the net proceeds are spent for such purposes, they will be invested in short-term, investment grade, interest-bearing securities.

   We will not receive any proceeds from the sale of common shares by the selling shareholders, except to the extent of stock options exercised in connection with sales in this offering as described above.

                    COMMON SHARE PRICE RANGES AND DIVIDENDS

   Our common shares are traded on the Nasdaq National Market under the symbol "URBN." The following table sets forth for the periods indicated below the reported high and low sale prices for our common shares as reported on the Nasdaq National Market.

                                                              High   Low
                                                             ------ ------

      Fiscal Year Ended January 31, 2001:
      Quarter ended April 30, 2000.......................... $15.13 $10.25
      Quarter ended July 31, 2000...........................  12.48   8.56
      Quarter ended October 31, 2000........................  11.00   7.50
      Quarter ended January 31, 2001........................   9.75   6.44

      Fiscal Year Ended January 31, 2002:
      Quarter ended April 30, 2001.......................... $13.78 $ 8.52
      Quarter ended July 31, 2001...........................  16.20  10.31
      Quarter ended October 31, 2001........................  17.25  10.07
      Quarter ended January 31, 2002........................  26.64  12.54

      Fiscal Year Ending January 31, 2003:
      Quarter ending April 30, 2002 (through March 12, 2002) $27.50 $21.57

   We have not paid any cash dividends since our initial public offering and do not anticipate paying cash dividends in the foreseeable future. In addition, our line of credit facility prohibits us from paying cash dividends.

                                CAPITALIZATION

   The following table sets forth our capitalization as of January 31, 2002:

   . on an actual basis; and

   . on an as adjusted basis to reflect the application of the net proceeds from the sale by us of 1,550,000 common shares in this offering at an assumed offering price of $24.75 per share, which was the closing price of our common shares on the Nasdaq National Market on March 12, 2002, and the exercise by certain of the selling shareholders of stock options to purchase an aggregate of 94,000 common shares to be sold in this offering, generating additional proceeds to us of $1.0 million, excluding any tax benefit to us resulting from the exercise.

   You should read this table in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                                       January 31, 2002
                                                                      ------------------
                                                                                   As
                                                                       Actual   Adjusted
                                                                      --------  --------
                                                                        (in thousands)
Cash and cash equivalents............................................ $ 28,251  $ 64,766
                                                                      ========  ========
Total long-term debt................................................. $     --  $     --
                                                                      --------  --------
Shareholders' equity.................................................
   Preferred shares; $.0001 par value, 10,000,000 shares authorized,
     none issued.....................................................       --        --
   Common shares; $.0001 par value, 50,000,000 shares authorized,
     17,352,886 and 18,996,886 issued and outstanding, respectively..        2         2
   Additional paid-in capital........................................   17,872    54,387
   Retained earnings.................................................  129,116   129,116
   Accumulated other comprehensive loss..............................   (1,102)   (1,102)
                                                                      --------  --------
     Total shareholders' equity......................................  145,888   182,403
                                                                      --------  --------
       Total capitalization.......................................... $145,888  $182,403
                                                                      ========  ========

              SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

   The following table sets forth selected consolidated income statement, sales, operating and balance sheet data as of and for the periods indicated. The selected consolidated balance sheet and income statement data set forth below is derived from our audited consolidated financial statements. You should read this information in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes included elsewhere in this prospectus.

                                                     Fiscal Year Ended January 31,
                                 -------------------------------------------------------------------
                                    2002         2001          2000            1999         1998
                                 -----------  -----------   -----------     -----------  -----------
                                          (in thousands, except share amounts and store data)
Income Statement Data:
Net sales....................... $   348,958  $   295,333   $   278,113     $   209,865  $   173,260
Costs of sales..................     235,311      200,002       173,459         131,055      113,170
                                 -----------  -----------   -----------     -----------  -----------
Gross profit....................     113,647       95,331       104,654          78,810       60,090
Selling, general and
  administrative expenses.......      88,149       77,453        67,089          53,693       38,028
                                 -----------  -----------   -----------     -----------  -----------
Income from operations..........      25,498       17,878        37,565          25,117       22,062
Interest income.................         318          481         1,791           2,126        1,772
Other expenses, net.............        (594)        (572)       (4,507)(1)        (531)        (209)
                                 -----------  -----------   -----------     -----------  -----------
Income before income taxes......      25,222       17,787        34,849          26,712       23,625
Income tax expense..............      10,215        7,292        16,169          10,952        9,745
                                 -----------  -----------   -----------     -----------  -----------
Net income...................... $    15,007  $    10,495   $    18,680     $    15,760  $    13,880
                                 ===========  ===========   ===========     ===========  ===========
Net income per common
  share--basic.................. $      0.87  $      0.61   $      1.07     $      0.89  $      0.79
Weighted average common
  shares outstanding--basic.....  17,268,615   17,257,186    17,531,971      17,702,922   17,576,203
Net income per common
  share--diluted................ $      0.86  $      0.61   $      1.05     $      0.88  $      0.78
Weighted average common
  shares outstanding--diluted...  17,438,457   17,274,830    17,844,356      17,929,109   17,843,873

Sales Data:
Urban Outfitters store sales.... $   184,998  $   160,151   $   169,067     $   141,410  $   111,538
Anthropologie store sales.......     120,878       92,908        69,748          42,068       31,239
                                 -----------  -----------   -----------     -----------  -----------
   Total store sales............     305,876      253,059       238,815         183,478      142,777
Direct-to-consumer sales........      24,815       21,665        16,967           6,452           --
                                 -----------  -----------   -----------     -----------  -----------
   Total retail segment sales...     330,691      274,724       255,782         189,930      142,777
Free People sales...............      18,267       20,609        22,331          19,935       30,483
                                 -----------  -----------   -----------     -----------  -----------
   Total sales.................. $   348,958  $   295,333   $   278,113     $   209,865  $   173,260
                                 ===========  ===========   ===========     ===========  ===========

Operating and Other Data:
Number of stores at period end:
   Urban Outfitters.............          49           42            37              32           26
   Anthropologie................          31           26            20              14            9
Same store sales growth(2)......         2.8%        (7.4)%        10.3%           10.8%        (1.4)%
Sales per selling square foot(3) $       443  $       439   $       507     $       487  $       438
Capital expenditures............      22,309       36,877        38,149          21,521        6,272

                                                         Fiscal Year Ended January 31,
                                                  --------------------------------------------
                                                    2002     2001     2000     1999     1998
                                                  -------- -------- -------- -------- --------
                                                                 (in thousands)
Balance Sheet Data (at end of period):
Working capital.................................. $ 41,319 $ 31,655 $ 38,006 $ 47,342 $ 52,133
Total assets.....................................  195,102  168,716  153,501  133,363  107,424
Total liabilities................................   49,214   39,104   32,585   28,069   16,766
Long-term debt, excluding current maturities.....       --       --       --       --       --
Total shareholders' equity.......................  145,888  129,612  120,916  105,294   90,658

---------------------
(1)Includes a $4.4 million charge to reserve for the company's minority investment in MXG Media, Inc. Income tax expense for the fiscal year ended January 31, 2000 does not include a tax benefit related to this charge.
(2)Same store sales figures include stores that have been in operation for at least twelve full months at the beginning of the period for which such data is presented.
(3)Average sales per selling square foot is based upon total store sales for the period divided by the average of the beginning and ending net selling square footage (which excludes back office and storage space, fitting rooms and staircases).

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

   The following discussion of our historical results of operations and of our liquidity and capital resources should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this prospectus.

General

   Our fiscal year ends on January 31. All references in this discussion to our fiscal years refer to the fiscal years ended on January 31 in those years. For example, our fiscal 2002 ended on January 31, 2002. The comparable store net sales data presented in this discussion is calculated based on the net sales of all stores open at least twelve full months at the beginning of the period for which such data is presented.

   We operate two business segments--a lifestyle merchandising retailing segment and a wholesale apparel business that we refer to as Free People. The retailing segment operates through retail stores and direct-to-consumer, including a catalog and two web sites. The two retail concepts are Urban Outfitters, which we refer to as Urban Retail, and Anthropologie. Urban Retail had 49 stores open at January 31, 2002 and 42 at January 31, 2001. Anthropologie had 31 stores open at January 31, 2002 and 26 at January 31, 2001. We have plans to open approximately 12 to 14 stores during this fiscal year, of which one had opened as of March 12, 2002.

   We have wholly-owned subsidiaries that operate Urban Retail stores in London and Glasgow, in Dublin and in Montreal and Toronto, which are included in the store numbers given above. The results of operations and financial position for these stores are included in our retail operations segment results. We may open additional stores outside the United States, though none are planned in this fiscal year.

Critical Accounting Policies and Estimates

   Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States. These generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

   Our significant accounting policies are described in Note 2 to our consolidated financial statements included elsewhere in this prospectus. We believe that the following discussion addresses our critical accounting policies, which are those that are most important to the portrayal of our financial condition and results and require management's most difficult, subjective and complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

   Inventories. We value our inventories, which consist primarily of general consumer merchandise held for sale, at the lower of cost or market. The cost is determined on the first-in, first-out method and includes the cost of merchandise and freight. A periodic review of inventory quantities on hand is performed in order to determine if inventory is properly stated at the lower of cost or market. Factors related to current inventories such as future consumer demand and fashion trends, current aging, current and anticipated retail markdowns or wholesale discounts, and class or type of inventory are analyzed to determine estimated net realizable values. A provision is recorded to reduce the cost of inventories to the estimated net realizable values, if required. Any significant unanticipated changes in the factors noted above could have a significant impact on the value of our inventories and our reported operating results.

   Long-Lived Assets. Our long-lived assets consist principally of store leasehold improvements and are included in the "Property and Equipment" line item in our consolidated balance sheets included in this prospectus. These long-lived assets are recorded at cost and are amortized using the straight-line method over the lesser of the applicable store lease term or the estimated useful life of the leasehold improvements. The typical initial lease term for our stores is ten years.

   In assessing potential impairment of these assets, we will periodically evaluate the historical and forecasted operating results and cash flows on a store-by-store basis. Newly-opened stores may take time to generate positive operating and cash flow results. Factors such as store type (e.g., mall versus free-standing), store location (e.g., urban area versus college campus or suburb), current marketplace awareness of the Urban Outfitters and Anthropologie brands, local customer demographic data and current fashion trends are all considered in determining the time frame required for a store to achieve positive financial results. If economic conditions are substantially different from our expectations, the carrying value of certain of our long-lived assets may become impaired.

   Accounting for Income Taxes. As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves us estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation of property and equipment and valuation of inventories, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income. Actual results could differ from this assessment if adequate taxable income is not generated in future periods. To the extent we believe that recovery is not more likely than not, we must establish valuation allowances. To the extent we establish valuation allowances or increase the allowances in a period, we must include an expense within the tax provision in the statement of operations.

   We have valuation allowances of $1.7 million as of January 31, 2002, due to uncertainties related to our ability to utilize the net operating loss carry forwards of certain foreign subsidiaries and capital loss carry forwards related to our prior investments in MXG Media, Inc. In the future, if enough evidence of our ability to generate sufficient future taxable income in these foreign jurisdictions or realize off-setting capital gains becomes apparent, we would be required to reduce our valuation allowances, resulting in a reduction in income tax expense in the consolidated statement of operations. On a quarterly basis, management evaluates and assesses the realizability of deferred tax assets and adjusts valuation allowances if required.

Results of Operations

   The following table sets forth for the periods indicated the percentage of our net sales represented by certain income statement data and the change in certain income statement data from period to period.

                                                                          Fiscal Year Ended January 31,
                                                                          ----------------------------
                                                                            2002         2001    2000
                                                                           -----        -----    -----
As a Percentage of Net Sales:
Net sales................................................................ 100.0%        100.0%  100.0%
Cost of sales, including certain buying, distribution and occupancy costs  67.4          67.7    62.4
                                                                           -----        -----    -----
   Gross profit..........................................................  32.6          32.3    37.6
Selling, general and administrative expenses.............................  25.3          26.2    24.1
                                                                           -----        -----    -----
   Income from operations................................................   7.3           6.1    13.5
Other income (expense), net..............................................  (0.1)           --    (1.0)
                                                                           -----        -----    -----
   Income before income taxes............................................   7.2           6.1    12.5
Income tax expense.......................................................   2.9           2.5     5.8
                                                                           -----        -----    -----
   Net income............................................................   4.3%          3.6%    6.7%
                                                                           =====        =====    =====
Period over Period Change:
Net sales................................................................  18.2%          6.2%   32.5%
Gross profit.............................................................  19.2%         (8.9)%  32.8%
Income from operations...................................................  42.6%        (52.4)%  49.6%
Net income...............................................................  43.0%        (43.8)%  18.5%

Fiscal 2002 Compared to Fiscal 2001

   Net sales in fiscal 2002 increased by 18.2% to $349.0 million from $295.3 million in the prior fiscal year. The $53.7 million increase was attributable to a $56.0 million or 20.4% increase in retail segment sales, offset in part by a $2.3 million or 11.4% decline in Free People's wholesale sales, excluding sales to Urban Retail and Anthropologie. Noncomparable and new store net sales increases of $46.3 million, comparable store sales increases of $6.5 million or 2.8%, and direct-to-consumer sales increases of $3.2 million or 14.5% accounted for the retail segment increase. Comparable store sale increases were comprised of 0.5% for Urban Retail and 6.8% for Anthropologie.

   The increase in net sales attributable to noncomparable and new stores was caused by the opening of 12 new stores in fiscal 2002 and 11 new stores in fiscal 2001 (net of one store closing). Increases in the number of transactions in comparable stores and an increase in average sales prices resulting from a lower proportion of markdowns accounted for the comparable store sales dollar increase in fiscal 2002. In addition, direct-to-consumer sales increased as a result of an increase in customer response rates to the Anthropologie catalog and web site and the Urban Retail web site. The decline in Free People wholesale sales in the first half of the year was due to a lackluster response to our spring and summer 2001 fashion offerings combined with production problems associated with a factory we no longer utilize. Additionally, a weaker wholesale market environment in the latter half of fiscal 2002 compared to fiscal 2001 resulted in decreased trade show attendance as well as a decline in our fall and holiday 2001 regular price merchandise reorders. The reduction in Free People in-season wholesale sales was offset in part by an increase in off-price sales to liquidate prior season merchandise.

   Gross profit margins increased to 32.6% of sales in fiscal 2002 compared to 32.3% of sales in fiscal 2001. Decreased markdowns in the retail segment were sufficient to offset the effects of an increase in occupancy costs of 1.0% of sales, arising primarily from noncomparable and new stores, and the reduction in Free People's gross margin of 0.8% of sales, caused by the off-price liquidation of excess inventories. Total inventories at January 31, 2002 increased by 18.1%, including an increase in comparable store inventories of 9.3%, primarily due to an increase in the average cost per unit and an increase in the number of units per store to support sales trends.

   Selling, general and administrative expenses as a percentage of sales decreased to 25.3% for fiscal 2002 versus 26.2% for fiscal 2001. An increase in direct-to-consumer response rates helped leverage catalog and web site production costs for direct-to-consumer marketing activities and was the primary reason for our operating expense percentage improvement of 0.9% of sales, despite an 8% decrease in catalog circulation during fiscal 2002. We also experienced comparable store efficiencies primarily related to the generation of incremental sales without incremental payroll costs that, when combined with the direct-to-consumer operating cost leveraging, more than offset the impact of the less efficient noncomparable and new stores.

   Our effective tax rate decreased to 40.5% in fiscal 2002 from 41.0% in fiscal 2001 primarily due to a reduction in state and local tax rates. See Note 8 of Notes to our consolidated financial statements, included elsewhere in this prospectus, for a reconciliation of the statutory federal income tax rate to our effective tax rate.

Fiscal 2001 Compared to Fiscal 2000

   Net sales in fiscal 2001 increased by 6.2% to $295.3 million from $278.1 million in the prior fiscal year. The $17.2 million increase was primarily attributable to an $18.9 million or 7.4% increase in retail segment sales, offset in part by a $1.7 million or 7.7% decrease in Free People's wholesale sales, excluding sales to Urban Retail and Anthropologie. Noncomparable and new store net sales increased by $29.4 million. In addition, direct-to-consumer net sales increased by $4.7 million due to increased customer demand from the Anthropologie catalog and web site resulting from a 44% increase in catalog circulation and the introduction of the Urban Retail web site in 2001. These increases more than offset a decrease of $15.2 million or 7.4% in comparable store net sales, comprised of a 9.2% decrease for Urban Retail and a 3.1% decrease for Anthropologie.

   The increase in net sales attributable to noncomparable and new stores was caused by the opening of 11 new stores in fiscal 2001 (net of one store closing) and 12 new stores in fiscal 2000. In fiscal 2001, we experienced a decrease in comparable store sales primarily as a result of a lackluster response to our product offerings. Consequently, we experienced lower average sales prices, primarily resulting from a higher proportion of markdowns. The Free People wholesale sales decrease was due to a reduction in purchases by certain catalog customers.

   Gross profit margins decreased to 32.3% of sales in fiscal 2001 from 37.6% of sales in fiscal 2000. Retail clearance markdowns to move seasonal merchandise reduced gross margins as a percentage of sales by 2.4% for the year. The impact on occupancy costs as a percentage of sales due to the negative comparable store sales results and increased percentage occupancy costs of noncomparable and new stores accounted for the majority of the remaining margin decline. Total inventories at January 31, 2001 increased by 29.5%, principally attributable to new store requirements. Comparable store inventory levels were flat.

   Selling, general and administrative expenses increased to 26.2% of sales in fiscal 2001 from 24.1% of sales in fiscal 2000 due principally to noncomparable and new stores with lower average sales volumes which, consequently, have higher proportionate expenses than comparable stores. The decrease in comparable store sales in fiscal 2001 also caused selling, general and administrative expenses for these stores to increase when measured as a percentage of sales. In addition, Anthropologie direct-to-consumer operations experienced an increase in operating expense percentages due to the deleveraging of catalog production costs caused by reduced customer response rates and increased catalog circulation. These increases in selling, general and administrative expenses as a percentage of sales were partially offset by a reduction in catalog fulfillment costs due to the elimination of third-party service fulfillment providers in July 1999. We also incurred start up costs for the design, production and administration of the Urban Retail e-commerce web site that was launched in May 2000.

   Other income (expense) for fiscal 2000 includes a net charge to earnings of $4.4 million to reserve for our portion of operating losses related to our minority investment in MXG Media, Inc. Income tax expense for fiscal 2000 does not include a tax benefit related to this reserve which, in part, has caused an increase in our effective income tax rate.

Liquidity and Capital Resources

   During the last three years, we have satisfied our cash requirements through cash flow from operations, accumulated cash and the sales of marketable securities. Our primary uses of cash have been to open new stores, purchase inventories and purchase our common shares. We have also continued to invest in direct-to-consumer efforts and in our United Kingdom and Ireland subsidiaries. In addition to the above sources of cash, sources of cash included the net proceeds from the exercise of certain employee stock options in fiscal 2002 and fiscal 2000. We expect to incur additional capital expenditures in support of our store expansion program. The proceeds of this offering, together with accumulated cash, future cash from operations and available credit under our line of credit facility, assuming renewal or replacement, are expected to fund such expansion-related uses of cash for at least the next three years.

   We entered into a new $25 million line of credit facility with one of our banks on September 12, 2001. This new credit facility, which replaced our former $16.2 million discretionary line of credit with the bank, is a one-year committed line of credit to fund working capital requirements and letters of credit. The new line of credit contains sublimits for letters of credit and European subsidiary borrowings. Cash advances bear interest at LIBOR plus 1.25% to 1.75% based on our achievement of prescribed adjusted debt ratios. The agreement subjects us to various restrictive covenants, including maintenance of certain financial ratios and covenants such as fixed charge coverage, adjusted debt and minimum tangible net worth and limits our capital expenditures and share repurchases while prohibiting the payments of cash dividends on our common shares. At January 31, 2002, we were in compliance with all covenants under this facility. There were no short-term or long-term borrowings outstanding at January 31, 2002 or at January 31, 2001. Outstanding letters of credit totaled $9.4 million and $8.0 million at January 31, 2002 and January 31, 2001, respectively. We plan to renew the current line of credit on or before its expiration on September 11, 2002, however, there can be no assurance that we will be able to renew or replace the line of credit.

   Based on fiscal 2002 operating trends and the operating model that management has planned for fiscal 2003, we do not believe it will be necessary to borrow short-term or long-term funds. In the event, however, that there is a serious decline in sales for any reason or a significant increase in store expansion plans, we may be required to use our available line of credit for cash borrowings to fund operations. There can be no assurance that, based upon existing covenants or financial covenants contained in any renewed or replacement line of credit, that such borrowings would be available.

   We have entered into agreements that create contractual obligations and commercial commitments. These obligations and commitments will have an impact on future liquidity and the availability of capital resources. The tables noted below present a summary of these obligations and commitments:

Contractual Obligations:

                                                         Payments Due by Period
                                                             (in thousands)
                                               -------------------------------------------
Description                           Total    Less Than   One to     Four to     After
-----------                        Obligations One Year  Three Years Five Years Five Years
Operating leases(1)...............  $320,793    $35,696    $71,310    $64,841    $148,946
Capital leases(2).................       678        183        440         55          --
                                    --------    -------    -------    -------    --------
Total contractual cash obligations  $321,471    $35,879    $71,750    $64,896    $148,946
                                    ========    =======    =======    =======    ========

---------------------
(1)Includes store operating leases, which generally provide for payment of direct operating costs in addition to rent. These obligation amounts include future minimum lease payments and exclude such direct operating costs.
(2)At January 31, 2002, we had entered into a capital lease for computer equipment with a cost of approximately $660, which will be recorded in the first quarter of fiscal 2003 upon receipt of the related equipment in accordance with the contract.

Commercial Commitments(1):

                                                 Amount of Commitment Per Period
                                                         (in thousands)
                                           -------------------------------------------
Description                  Total Amounts Less Than   One to     Four to     After
-----------                    Committed   One Year  Three Years Five Years Five Years
Line of credit(2)...........    $9,400      $9,400       $--        $--        $--
Standby letters of credit...       163         163        --         --         --
                                ------      ------      ----        ---        ---
Total commercial commitments    $9,563      $9,563       $--        $--        $--
                                ======      ======      ====        ===        ===

---------------------
(1)Excludes purchase orders for merchandise and supplies in the normal course of business which are liquidated within 12 months.
(2)Consists solely of outstanding letter of credit commitments.

Other Matters

   Recent Accounting Pronouncements. In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), which establishes a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and resolves significant implementation issues related to SFAS No. 121. SFAS No. 144 superceded SFAS No. 121 and Accounting Principles Board Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The adoption of SFAS No. 144 on February 1, 2002 did not have an impact on our financial condition or results of operations.

   In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was required to be adopted in fiscal 2002. We have a short-term foreign currency forward exchange contract to manage exposures related to our Canadian dollar denominated investments and anticipated cash flow that we renew quarterly. The amounts of the contracts and related gains and losses have not been material. The adoption of SFAS No. 133 on February 1, 2001 did not have a significant effect on our financial condition or results of operations.

   MXG Media, Inc. As of January 31, 2000, we had invested approximately $2.0 million in Series B Convertible Preferred Stock and $2.4 million in convertible debentures of MXG Media, Inc. ("MXG"). MXG incurred losses from its inception, and, in accordance with the equity method of accounting, we recorded charges to earnings of $4.4 million for our portion of operating losses related to the minority interest in MXG during fiscal 2000. These charges in fiscal 2000 fully reserved for our investment, and we made no additional investments in fiscal 2001 in MXG. On September 13, 2000, MXG ceased operations and filed a petition for relief under Chapter 7 of the United States Bankruptcy Code. MXG had been unsuccessful in attempts to raise additional capital. We do not expect to recover any material portion of our investment in MXG.

Quantitative and Qualitative Discussions about Market Risk

   Our operations are exposed to market risks primarily as a result of changes in interest rates. Our exposure to market risk for changes in interest rates relates to our cash and cash equivalents. As of January 31, 2002, our cash and cash equivalents consisted primarily of funds invested in money market accounts, which bear interest at a variable rate, and short-term corporate demand notes. Due to the average maturity and conservative nature of our investment portfolio, we believe a sudden change in interest rates would not have a material effect on the value of our investment portfolio. As the interest rates on predominantly all of our cash equivalents are variable, a change in interest rates earned on the cash and cash equivalents would impact interest income and expense along with cash flows, but would not impact the fair market value of the related underlying instruments.

Seasonality and Quarterly Results

   While we have been profitable in each of our last 48 operating quarters, our operating results are subject to seasonal fluctuations. Our highest sales levels have historically occurred during the five-month period from August 1 to December 31 of each year (the back-to-school and holiday periods). Sales generated during these periods have traditionally had a significant impact on our results of operations. Any decreases in sales for these periods or in the availability of working capital needed in the months preceding these periods could have a material adverse effect on our results of operations. Our results of operations in any one fiscal quarter are not necessarily indicative of the results of operations that can be expected for any other fiscal quarter or for the full fiscal year.

   Our results of operations may also fluctuate from quarter to quarter as a result of the amount and timing of expenses incurred in connection with, and sales contributed by, new stores, store expansions and the integration of new stores into our operations or by the size and timing of catalog mailings and web site traffic for our direct-to-consumer operations. Fluctuations in the bookings and shipments of wholesale merchandise between quarters can also have positive or negative effects on earnings during the quarters.

   The following tables, which are unaudited, set forth our net sales, gross profit, net income and income per share for each quarter during the last two fiscal years and the amount of such net sales and net income, respectively, as a percentage of annual net sales and annual net income.

                                              Fiscal 2002 Quarter Ended
                                    --------------------------------------------
                                    April 30,     July 31,  Oct. 31,   Jan. 31,
                                      2001          2001      2001       2002
                                    ---------     --------  --------  --------
                                    (dollars in thousands, except per share data
    Net sales......................  $71,834      $80,395   $92,859   $103,870
    Gross profit...................   21,560       25,944    31,244     34,899
    Net income.....................    1,151        3,157     4,928      5,771
    Net income per share--basic....  $  0.07      $  0.18   $  0.29   $   0.33
    Net income per share--diluted..  $  0.07      $  0.18   $  0.28   $   0.33

    As a Percentage of Fiscal Year:
    Net sales......................       20%          23%       27%        30%
    Net income.....................        8%          21%       33%        38%

                                              Fiscal 2001 Quarter Ended
                                    --------------------------------------------
                                    April 30,     July 31,  Oct. 31,   Jan. 31,
                                      2000          2000      2000       2001
                                    ---------     --------  --------  --------
                                    (dollars in thousands, except per share data
    Net sales......................  $65,950      $66,728   $77,091   $ 85,564
    Gross profit...................   23,266       19,847    24,534     27,684
    Net income.....................    2,990        1,737     2,361      3,407
    Net income per share--basic....  $  0.17      $  0.10   $  0.14   $   0.20
    Net income per share--diluted..  $  0.17      $  0.10   $  0.14   $   0.20

    As a Percentage of Fiscal Year:
    Net sales......................       22%          23%       26%        29%
    Net income.....................       28%          17%       23%        32%

                                   BUSINESS

General

   We are an innovative lifestyle merchandising company that operates specialty retail stores under two distinct brands, Urban Outfitters and Anthropologie, as well as the Free People wholesale division. We have over 30 years of experience creating and managing retail stores that offer highly differentiated collections of fashion apparel, accessories and home goods in inviting and dynamic store settings. Our core strategy of providing unified store environments that establish emotional bonds with the customer is used at both Urban Outfitters and Anthropologie. In addition to our retail stores, we offer our products and market our brands directly to the consumer through the urbn.com and anthropologie.com web sites and the Anthropologie catalog. We have achieved compounded annual sales growth of 19% over the past five years, resulting in sales of $349.0 million for the fiscal year ended January 31, 2002.

   We opened our first store in 1970 near the University of Pennsylvania campus in Philadelphia. We were incorporated in Pennsylvania in 1976, and opened our second store in Harvard Square, Cambridge, Massachusetts in 1980. The first Anthropologie store opened in a suburb of Philadelphia in October 1992.

Retail Segment

   Urban Outfitters. Urban Outfitters targets young adults aged 18 to 30 through its unique merchandise mix and compelling store environment. We have established a reputation with these young adults, who are culturally sophisticated, self-expressive and concerned with acceptance by their peer group. The product offering includes women's and men's fashion apparel, footwear and accessories, as well as an eclectic mix of apartment wares and gifts. Apartment wares range from rugs, pillows and shower curtains to books, candles and novelties. Stores average approximately 10,000 square feet of selling space, typically carry 30,000 to 35,000 stock keeping units, or SKUs, are located in large metropolitan areas and select university communities and accommodate their customers' propensity not only to shop, but also to congregate with their peers. We expect to open our first enclosed mall store in the second quarter of this year. As of March 1, 2002, we operated 49 Urban Outfitters stores in the United States, Canada, the United Kingdom and Ireland, as well as the urbn.com web site. Urban Outfitters' sales accounted for approximately 54% of total sales for the fiscal year ended January 31, 2002.

   Anthropologie. Anthropologie tailors its merchandise and inviting store environment to sophisticated and contemporary women aged 30 to 45. Anthropologie's target customers are, for the most part, focused on family, home and career. Our unique and eclectic product assortment includes women's casual apparel and accessories, home furnishings and a diverse array of gifts and decorative items. The home furnishings range from furniture, rugs, lighting and antiques to table top items, bedding and gifts. Stores average approximately 8,500 square feet of selling space, typically carry 20,000 to 25,000 SKUs and are located in specialty retail centers, upscale street locations and enclosed malls. As of March 1, 2002, we operated 32 Anthropologie stores in the United States, as well as the anthropologie.com web site and the Anthropologie catalog. Anthropologie's sales accounted for approximately 41% of total sales for the fiscal year ended January 31, 2002.

Wholesale Segment

   Free People. Free People, our wholesale division, designs, develops and markets young women's casual apparel. Our range of tops, bottoms, sweaters and dresses are sold worldwide through approximately 1,100 better department and specialty stores, including Bloomingdale's, Nordstrom and Urban Outfitters. In order to further develop and support the Free People brand, we plan to open a limited number of Free People retail stores over the next several years. Free People's sales accounted for approximately 5% of total sales for the fiscal year ended January 31, 2002.

Our Competitive Strengths

   We offer a unique shopping experience. We use creative store design, dynamic visual merchandising and striking store displays to create distinctive store environments. These elements, along with our unique cross-merchandising approach, present our products in a lifestyle context and form a bond between our customers and our stores. We deliver new merchandise to our stores several times a week to create excitement among our target customers and to encourage them to visit our stores on a regular basis. We believe this unique shopping experience results in customers spending more time in our stores.

   We offer a distinct and eclectic product mix. We attract our target customers to our stores by offering an eclectic mix of products in a single shopping experience. Both our Urban Outfitters and Anthropologie stores offer products from a broad group of merchandise categories, targeted to specific customers. This unique product category mix, including apparel, furniture, home accessories and novelties, creates a lifestyle approach to merchandising that we believe distinguishes us from other specialty retailers and results in strong customer loyalty.

   We have a flexible merchandise strategy. Our differentiating merchandise strategy combines products from our internally developed brands, the Free People brand and national brands. By offering a number of different brands, our customers associate Urban Outfitters or Anthropologie with a collection of merchandise that suits their individual tastes and preferences, rather than any particular brand. Consequently, as fashion trends change, we are able to continually adjust our product mix to appeal to our customers. In addition, having multiple sources for products allows us to quickly respond to fashion developments as we can often source national brands more quickly than our internally developed products.

   We have versatile store formats. Urban Outfitters and Anthropologie stores have been successful in a variety of locations. We currently operate profitable stores in street locations, specialty retail centers and enclosed shopping malls in diverse geographic locations. In addition, our stores include a variety of layouts, such as multi-level sites and unconventional retail spaces. Our flexibility with respect to store location and layout allows us to optimize our real estate portfolio and operate stores near our target customers.

   We have a highly experienced management team. Our senior management has extensive experience in the retail industry. Richard A. Hayne, the Chairman of our Board of Directors and our President, co-founded the company in 1970. In addition, Glen T. Senk has been President of Anthropologie for eight years and has over 21 years of retail and direct-to-consumer experience. Two key additions to our management team in 2001 were Tedford G. Marlow, President of the Urban Outfitters retail division, who has over 26 years of experience in the retail industry, and David C. Frankel, President of Free People, who has over 15 years of experience in the apparel industry. The addition of these new members to our management team will better enable us to execute our core strategy.

Our Growth Strategy

   Continue expanding our store base. Over the last five years, we have expanded the Urban Outfitters store base from 24 to 49 stores and the Anthropologie store base from eight to 32 stores. We expect to open 12 to 14 additional stores during the current fiscal year and believe there are substantial opportunities thereafter to open additional stores throughout the United States. We plan to open our first Urban Outfitters enclosed mall store in the second quarter of this year and additional enclosed mall stores in the future. We will also continue to open Urban Outfitters stores in large metropolitan areas and select university communities. Given the success of Anthropologie stores in diverse geographic locations, we believe significant opportunity for expansion exists. We plan to continue opening new Anthropologie stores in specialty retail centers, upscale street locations and enclosed shopping malls.

   Continue to grow our comparable store sales. We have several ongoing initiatives to drive comparable store sales growth, including (i) leveraging our growing sales base and production capabilities to further improve our internally developed products, (ii) shortening our product procurement and distribution cycles to accelerate the flow of fresh merchandise into our stores, (iii) improving our distribution and allocation systems to better customize product mix and inventory levels for our stores based on fashion, size and climate preferences and (iv) enhancing in-store customer service and selling capabilities at both our Urban Outfitters and Anthropologie stores. We believe the execution of these initiatives by our recently expanded management team will enhance our ability to further grow comparable store sales.

   Improve our operating margin. Improving our operating margin is a key objective. We plan to improve gross margins by (i) gradually increasing the penetration of our higher-margin private label merchandise, (ii) leveraging our enhanced production efficiencies and sourcing capabilities as we continue to grow and (iii) improving store-specific merchandise assortments to reduce markdowns. We expect to lower occupancy expenses through more stringent site approval criteria, further controlling construction costs and migrating to slightly smaller formats for our stores. We also believe that as we continue to grow our store base and generate positive comparable store sales, we will leverage our management, operations and distribution infrastructure.

Store Environment

   We create a unified environment in our stores that establishes an emotional bond with the customer. Every element of the environment is tailored to the aesthetic preferences of our target customers. Through creative design, the existing retail space is modified to incorporate a mosaic of fixtures, finishes and revealed architectural details. In our stores, merchandise is integrated into a variety of creative vignettes and displays designed to offer our customers an entire look at a distinct lifestyle. This dynamic visual merchandising and display technique provides the connection among the grandscale store design, the merchandise and the customer. Essential components of the ambience of each store include playing music that appeals to our target customers, using unique signage and employing a staff that understands and identifies with the target customer.

   Creating an individualized and tailored shopping experience for each customer is especially important in our Anthropologie stores. By providing an inviting and pleasant shopping atmosphere and an attentive sales staff, including in-store customer care managers, we strive to create a sense of community in our Anthropologie stores that encourages our target customers to linger and spend time exploring our stores and product offerings.

   Our Urban Outfitters stores average approximately 10,000 selling square feet and are often located in unconventional retail spaces, including a former movie theater, bank and stock exchange. Anthropologie stores average approximately 8,500 selling square feet and are typically placed in unique and non-traditional retail locations, although five of our Anthropologie stores are located in more traditional specialty centers. We also have two Anthropologie stores in traditional enclosed shopping malls.

Buying Operations

   Maintaining a constant flow of fresh, fashionable merchandise for our retail segment is critically important to the on-going performance of the stores and the direct-to-consumer operations. We maintain our own buying organizations that select and develop products to satisfy our target customers and that provide us with the appropriate amount of products at the correct time. Merchandise managers supervise several buyers and assistant buyers. These buyers stay in touch with the evolving tastes of their target customers by constantly shopping at the major trade markets, attending national and regional trade shows and staying current with mass media influences, including music, video, film and magazines. Merchandise managers and buyers may earn a significant portion of their compensation based on their individual contribution to gross profit.

Merchandise

   Our Urban Outfitters stores and the urbn.com web site offer a wide array of eclectic merchandise, including women's and men's fashion apparel, footwear and accessories, and apartment wares and gifts. Product offerings at our Anthropologie stores, the anthropologie.com web site and the Anthropologie catalog include women's casual apparel and accessories, as well as home furnishings and an eclectic array of gifts and decorative accessories for the home, garden, bed and bath. Our merchandise is continuously updated to appeal to our target customers' changing tastes and is supplied by a large number of domestic and foreign vendors, with new shipments of merchandise arriving at our stores several times a week. The wide breadth of merchandise offered by our retail segment includes national brands, as well as exclusive private label merchandise developed and designed by Free People, Urban Outfitters and Anthropologie. This selection allows us to offer fashionable merchandise and to differentiate our product mix from that of traditional department stores, as well as that of other specialty and direct-to-consumer retailers. Private label merchandise generally yields higher gross profit margins than brand name merchandise, and helps to keep our product offerings fresh and unique.

   The ever-changing mix of products available to our customers allows us to adapt our merchandise to prevailing fashion trends, and, together with the inviting atmosphere of our stores, encourages our core customers to visit our stores frequently.

   We seek to select price points for our merchandise that are consistent with the spending patterns of our target customers. As such, our stores carry merchandise at a wide array of price points that may vary considerably within product categories.

Store Operations

   We have organized our retail store operations into geographic areas or districts, each with a district manager. District managers are responsible for several stores and monitor and supervise individual store managers. Each store manager is responsible for overseeing the daily operations of one of our stores. In addition to a store manager, the staff of a typical store includes a visual manager, several departmental managers and a full- and part-time sales staff. The staff of a typical Anthropologie store also includes a customer care manager who helps tailor the shopping experience to the needs of Anthropologie's target customers.

   An essential requirement for the success of our stores is our ability to attract, train and retain talented, highly motivated store managers, visual managers and other key employees. In addition to management training programs for both newly hired and existing employees, we have a number of retention programs that offer qualitative and quantitative performance-based incentives to district-level managers, store-level managers and full-time sales associates.

Catalog and Web Sites

   In March 1998, Anthropologie introduced a direct-to-consumer catalog offering selected merchandise that is also available in our Anthropologie stores. During the fiscal year ended January 31, 2002, catalog circulation was approximately 9.8 million. We believe that the Anthropologie catalog has helped us establish a reputation with Anthropologie's target customers and has increased the number of customers who shop in our Anthropologie stores. We plan to modestly increase the level of catalog circulation over the next few years.

   Both Urban Outfitters and Anthropologie operate Internet web sites that accept orders directly from consumers. The Anthropologie web site, anthropologie.com, debuted in December 1998. The Urban Outfitters web site, urbn.com, was launched in May 2000. Each of these sites captures the spirit of the retail stores by offering a similar array of apparel, accessories, household and gift merchandise. As with the Anthropologie catalog, we believe that our retail web sites increase our reputation and brand recognition with our target customers and help support the strength of our retail store operations.

Free People

   Free People, our wholesale division, was established in 1984 to develop, in conjunction with Urban Outfitters, private label apparel lines of young women's casual wear that could be effectively sold at attractive pricing in the Urban Outfitters stores. In order to achieve minimum production lots, Free People began selling to other retailers throughout the United States. Free People's range of tops, bottoms, sweaters and dresses are sold worldwide through approximately 1,100 better department and specialty stores, including Bloomingdale's, Nordstrom and Urban Outfitters. Free People currently sells its merchandise primarily under the Free People label, as well as the bdg (formerly Bulldog) label. Monitoring the styles and products that are popular with our wholesale customers gives us insight into current fashion trends that help us better serve our retail customers.

   Free People presently maintains sales and showroom facilities in New York City and Los Angeles, although we ultimately hope to open a limited number of Free People stores in enclosed shopping malls or specialty centers. We believe these stores will help us establish and raise consumer awareness of the Free People brand, and may ultimately help us in distributing our Free People products in department stores using a shop-within-shops sales model. We feel that the shop-within-shops model will allow for a more complete merchandising of our Free People products and will give us greater freedom in differentiating the presentation of our products, further strengthening brand image.

   In addition to selling its merchandise to specialty retailers, Free People also provides production and design services to our retail segment. Free People has its own senior and creative management staff, but shares support services with the retail segment.

Marketing and Promotion

   We believe that highly visible store locations, creative store design, broad merchandise selection and visual presentation are key enticements for customers to enter and explore our stores and buy merchandise. Consequently, we rely on these factors, as well as the brand recognition created by our direct marketing activities, to draw customers into our stores, rather than on traditional forms of advertising such as print, radio and television media. Marketing activities for each of our retail concepts include special event promotions and a variety of public relations activities designed to create community awareness of our stores and products.

Suppliers

   To serve our target customers and to recognize changes in fashion trends and seasonality, we purchase merchandise from numerous foreign and domestic vendors. During our most recently completed fiscal year, we did business with approximately 1,900 vendors. No single vendor accounted for more than 10% of merchandise purchased during that time. While certain of our vendors have limited financial resources and production capabilities, we do not believe that the loss of any one vendor would have a material effect on our business.

Company Operations

   Distribution. The majority of merchandise purchased by both our retail and our wholesale businesses is shipped directly to our distribution center in Lancaster County, Pennsylvania. We own the facility, which has an advanced computerized materials handling system, and is approximately 60 miles from our home offices in Philadelphia. The current 191,000 square foot structure is expected to provide the majority of United States distribution and direct-to-consumer fulfillment capability, at least through fiscal 2004.

   We utilize a distribution facility in Reno, Nevada operated by a third-party. This facility services our stores in the western United States at a favorable freight cost per unit, and provides a faster turnaround from selected vendors. Future expansion of distribution capabilities in the western United States is anticipated due to our growing retail store network. In addition, we utilize a portion of the Toronto Urban Outfitters store as a distribution facility in Canada, and have a distribution center in Essex, England to service our current and near-term needs for stores in the United Kingdom and Ireland.

   Management Information Systems. Very early in our growth, we recognized the need for high-quality information in order to manage merchandise planning/buying, inventory management and control functions. We invested in a retail software package that we believe meets our processing and reporting requirements and will continue to do so in the foreseeable future. We utilize point-of-sale register systems connected by a frame relay network to our home offices. These systems provide for register efficiencies, timely customer checkout and instant back office access to register information, as well as for nightly polling of sales and inventory, transmittal of data and price changes. Our direct-to-consumer operations, including the Anthropologie catalog and two retail web sites, maintain separate software systems which manage the merchandise and customer information for the in-house call center order processing and fulfillment functions. To manage its needs, Free People uses a separate software system for customer service, order entry and allocations, production planning and inventory management. We have contracted with a nationally-recognized company to provide disaster-recovery services with respect to our key systems.

Competition

   The specialty retail and direct-to-consumer businesses and the wholesale apparel business are highly competitive. Our retail stores compete on the basis of, among other things, the location of our stores, the breadth, quality, style, and availability of merchandise, the level of customer service offered and merchandise price. Although we feel the eclectic mix of products offered in our retail stores helps differentiate us, it also means that both Urban Outfitters and Anthropologie stores compete against a wide variety of smaller, independent specialty stores as well as department stores and national specialty chains. Our Anthropologie stores also face competition from small boutiques that offer an individualized shopping experience similar to the one we provide to our target customers.

   Along with certain retail segment factors noted above, other key competitive factors for our direct-to-consumer operations include the success or effectiveness of customer mailing lists, response rates, catalog presentation, merchandise delivery and web site design and availability. Our direct-to-consumer operations compete against numerous catalogs and web sites, which may have greater circulation and web traffic.

   Free People competes with numerous wholesale companies based on the quality, fashion and price of our wholesale product offerings. Many of our wholesale business competitors' products have wider distribution than ours. In addition, certain of our retail and wholesale competitors have greater name recognition and financial and other resources than we do.

Employees

   We employ approximately 3,000 people, approximately 53% of whom are full-time employees. The number of part-time employees fluctuates depending on seasonal needs. Of our total employees, 3% work at Free People and the remaining 97% work in the retail segment. None of our employees is covered by a collective bargaining agreement, and we believe that our relations with our employees are excellent.

Properties

   Our United States based home offices are located in Philadelphia, Pennsylvania and occupy approximately 26,000 square feet at 1809 Walnut Street, immediately adjacent to the Anthropologie store at 1801 Walnut Street, and approximately 22,000 square feet at 235 South 17th Street. The direct-to-consumer order processing call center is also located in Philadelphia. Our home office in the United Kingdom is located in London and occupies approximately 2,000 square feet of space below the store at 36-38 Kensington High Street. Our home offices and call center facilities are leased properties with varying lease term expirations through 2011.

   All of the Urban Outfitters and Anthropologie stores are leased. Our retail stores are typically leased for a term of ten years with renewal options for an additional five to ten years. The following table shows the location of each of our existing retail stores, listed generally in the order that they were opened. Total estimated selling square feet under lease at January 31, 2002, including stores not yet opened, by Urban Outfitters and Anthropologie was approximately 503,000 and 291,000, respectively. The average store selling square feet is approximately 10,000 for Urban Outfitters and approximately 8,500 for Anthropologie. Selling square feet can sometimes change due to floor moves, use of staircases, cash register configuration and other factors.

Urban Outfitters Stores

North America                                                                          Europe

Philadelphia, PA            Pasadena, CA                   Lawrence, KS                London, England
110 South 36th Street       139 W. Colorado Blvd.          1013 Massachusetts Street   36-38 High Street

Cambridge, MA               Chicago, IL                    East Lansing, MI            Dublin, Ireland
11 J.F. Kennedy Street      935 N. Rush Street             119 E. Grand River Avenue   4 Cecilia Street &
                                                                                       7th Fownes Street
Philadelphia, PA            Portland, OR                   Miami, FL
1627 Walnut Street          2320 N.W. Westover Road        5701 SW 72nd Street, #146   Glasgow, Scotland
                                                                                       157 Buchanan Street
New York, NY                Austin, TX                     Seattle, WA
628 Broadway                2406 Guadalupe Street          1507 5th Avenue

Washington, DC              Tempe, AZ                      Tucson, AZ
3111 M Street, N.W.         545 South Mill Avenue          901 E. University Boulevard

New York, NY                Houston, TX                    Santa Barbara, CA
374 Avenue of Americas      2501 University Boulevard      624 State Street

Madison, WI                 Montreal, Quebec               New York, NY
604 State Street            1246 Ste. Catherine Street, W. 72nd & Broadway

Ann Arbor, MI               Toronto, Ontario               Evanston, IL
231 S. State Street         235 Yonge Street               921 Church Street

Boston, MA                  Miami Beach, FL                Providence, RI
361 Newbury Street          653 Collins Avenue             285 Thayer Street

Minneapolis, MN             Boulder, CO                    Dallas, TX
3006 Hennepin Avenue, S.    934 Pearl Street               5307 E. Mockingbird Lane

Seattle, WA                 Bloomington, IN                New Haven, CT
401 Broadway, East          530 E. Kirkwood Avenue         29-45 Broadway

Berkeley, CA                San Diego, CA                  Cincinnati, OH
2590 Bancroft Way           665 Fifth Avenue               43 Broadway

Santa Monica, CA            Columbus, OH                   New York, NY
1440 Third Street Promenade 1782 N. High Street            526 Avenue of the Americas

San Francisco, CA           New York, NY                   Tampa, FL
80 Powell Street            162 2nd Avenue                 1600 E. 8th Avenue, Suite
                                                           A-121
Costa Mesa, CA              Los Angeles, CA
2930 Bristol Street         7650 Melrose Avenue

Chicago, IL                 Burlington, VT
2352 N. Clark Street        81 Church Street


Anthropologie Stores


Wayne, PA                          Boston, MA                Scottsdale, AZ
201 W. Lancaster Avenue            799 Boylston Street       15210 N. Scottsdale Road

Rockville, MD                      Birmingham, MI            Cincinnati, OH
11500 Rockville Pike               214 West Maple Road       2643 Edmonson Road

Westport, CT                       Santa Barbara, CA         West Palm Beach, FL
1365 Post Road, East               901 State Street          700 South Rosemary Avenue

Greenvale, NY                      Chestnut Hill, MA         Miami Beach, FL
9 Northern Blvd.                   300 Boylston Street       1108 Lincoln Road

New York, NY (SoHo)                New York, NY              Minneapolis, MN
375 West Broadway                  85 Fifth Avenue           4999 France Avenue South

Santa Monica, CA                   Atlanta, GA               Houston, TX
1402 Third Street Promenade        3393 Peachtree Road, N.E. 4066 Westheimer Road

Newport Beach, CA                  Philadelphia, PA          Kansas City, MO
823 Newport Center Drive           1801 Walnut Street        531 Nichols Road

Chicago, IL                        Seattle, WA               Columbus, OH
1120 N. State Street               1509 Fifth Avenue         4235 The Strand

Highland Park, IL                  Tampa, FL                 Salt Lake City, UT
1780 Green Bay Road                705 S. Dakota Avenue      116 South Rio Grande Street

Beverly Hills, CA                  Greenwich, CT             Woodcliff Lake, NJ (opened 2/1/02)
320 N. Beverly Drive               480 Putnam Avenue         379 Chestnut Ridge Road

Seattle, WA                        San Francisco, CA
2520 N.E. University Village, #120 880 Market Street

   We own a 191,000 square foot distribution center in Lancaster County, Pennsylvania. We utilize a distribution facility in Reno, Nevada operated by a third-party.

   Free People operates showrooms in New York City and Los Angeles, which are leased through 2004 and 2007, respectively.

   We take a flexible approach to new store openings that allows us to optimize our real estate portfolio and operate stores near our target customers. The aggregate pre-opening expenses we incur at each new store for leasehold improvements, furniture, fixtures and equipment, together with our initial working capital investment, vary based on the size, location and configuration of the store.

Trademarks and Service Marks

   We are the registered owner in the United States of certain service marks and trademarks, including "Urban Outfitters," "Anthropologie," "Urban Renewal," "Free People," "Co-Operative," "Ecote," "Slant," "Fink," "Lisa L.," "Lip Gloss," "Shag," "365 Days" and "Stapleford." Each mark is renewable indefinitely, contingent upon continued use at the time of renewal. In addition, we currently have pending registration applications with the U.S. Patent and Trademark Office covering certain other marks. We also own marks that have been registered in foreign countries, and have applications for marks pending in additional foreign countries as well.

   We regard our marks as important to our business due to their name recognition with our customers. In order to more effectively protect them from infringement and to defend against claims of infringement, we established a separate subsidiary whose primary purpose is to maintain and manage existing and future marks, thereby increasing their value to our operating companies. We are not aware of any claims of infringement or challenges to our right to use any of our marks in the United States.

Legal Proceedings

   We are party to various legal proceedings arising from normal business activities. We believe that the ultimate resolution of these matters will not have a material adverse effect on our financial condition or results of operations.

                                  MANAGEMENT

Directors and Executive Officers

   The following table sets forth the name, age and position of each of our directors and executive officers:

   Name                  Age Position
   ----                  --- --------
   Richard A. Hayne      54  Chairman of the Board of Directors and President
   Stephen A. Feldman    54  Chief Financial Officer
   Glen A. Bodzy         49  General Counsel and Secretary
   Kenneth R. Bull       39  Treasurer
   Glen T. Senk          45  President, Anthropologie, Inc.
   Tedford G. Marlow     50  President, Urban Outfitters Retail Division
   David C. Frankel      35  President, Free People
   Scott A. Belair       54  Director
   Harry S. Cherken, Jr. 52  Director
   Kenneth K. Cleeland   61  Director
   Joel S. Lawson III    54  Director
   Burton M. Sapiro      75  Director

   Mr. Hayne co-founded Urban Outfitters in 1970 and has been Chairman of the Board of Directors and President since our incorporation in 1976.

   Mr. Feldman became Chief Financial Officer of Urban Outfitters in June 1998 and also served as Treasurer from June 1998 to May 1999. From January 1996 to June 1998, Mr. Feldman served as Executive Vice President and Chief Financial Officer of One Price Clothing Stores, a national chain of off-price retail women's and children's specialty stores. Previously, for the period from January 1995 to January 1996, Mr. Feldman served as Chief Financial Officer and Treasurer of One Price Clothing Stores.

   Mr. Bodzy joined Urban Outfitters as its General Counsel in December 1997 and was appointed Secretary in February 1999. Prior to joining the company, Mr. Bodzy was Vice President, General Counsel and Secretary of Service Merchandise Company, Inc. where he was responsible for legal affairs, the store development program and various other corporate areas.

   Mr. Bull joined Urban Outfitters in April 1999 and was appointed Treasurer in May 1999. Prior to joining the company, for the period from January 1995 to April 1999, Mr. Bull held the positions of Vice President, Finance and Controller for Asian American Partners d/b/a Eagle's Eye, a wholesaler and retailer of women's and children's better apparel.

   Mr. Senk has served as President of Anthropologie, Inc. since April 1994. Prior to joining the company, Mr. Senk was Senior Vice President and General Merchandise Manager of Williams-Sonoma, Inc. and Chief Executive of the Habitat International Merchandise and Marketing Group in London, England.

   Mr. Marlow has served as President of the Urban Outfitters Retail Division since joining the company in July 2001. Prior to joining the company, for the period from September 2000 to July 2001, Mr. Marlow served as Executive Vice President of Merchandising, Product Development, Production and Marketing at Chicos FAS, Inc. Previously, he was Senior Vice President at Saks Fifth Avenue from November 1998 to September 2000, where he was responsible for all Saks Fifth Avenue private brand product development. From January 1995 to November 1998, Mr. Marlow served as President and Chief Executive Officer of Henri Bendel, a division of The Limited, Inc.

   Mr. Frankel has served as President of Free People since May 2001. Prior to joining the company, for the period from January 1999 to January 2001, Mr. Frankel served as President of CK Apparel Corp., the licensee for Calvin Klein Menswear in the United States. From August 1996 to January 1999, Mr. Frankel was the Executive Vice President of St. John's Knits, Inc., where he oversaw multiple product divisions, new business development, international business and certain administrative functions

   Mr. Belair co-founded Urban Outfitters in 1970 and has been a director since its incorporation in 1976. He has served as Principal of The ZAC Group, a financial consulting services firm, during the last eleven years. Previously, he was a managing director of Drexel Burnham Lambert Incorporated. Mr. Belair is a director and President of Balfour MacLaine Corporation.

   Mr. Cherken, a director since 1989, has been a partner in the law firm of Drinker Biddle & Reath LLP in Philadelphia, Pennsylvania since 1984 and served as a Managing Partner of that firm from February 1996 to January 2000.

   Mr. Cleeland, a director since 1998, served as Chief Financial Officer and Treasurer of Urban Outfitters from 1987 until May 1998. Previously, he was the Chief Financial Officer of MBI Business Center, Inc. and President of MBIF Leasing. He was also the Chief Financial Officer and Vice President of J.G. Hook, Inc. Mr. Cleeland has been the Principal of Wye Associates, a business consulting firm, since May 1998.

   Mr. Lawson, a director since 1985, has, since November 2001, been Executive Director of M&A International Inc., a global organization of merger and acquisition advisory firms. From 1980 until November 2001, Mr. Lawson was Chief Executive Officer of Howard, Lawson & Co., a Philadelphia-based investment banking and corporate finance firm. Howard, Lawson & Co. became an indirect, wholly-owned subsidiary of FleetBoston Financial Corporation on March 1, 2001.

   Mr. Sapiro, a director since 1989, has been a retail marketing consultant since his retirement in 1985. Previously, he was Senior Vice President/General Merchandise Manager and a member of the Executive Committee of both Macy's New York and Gimbels Philadelphia/Gimbels East. He was also a director of Macy's New York.

   Messrs. Cleeland and Sapiro have advised us that they do not plan to seek re-election to our Board of Directors after their terms of office expire at our next annual meeting. We are seeking to replace these directors.

                      PRINCIPAL AND SELLING SHAREHOLDERS

Principal Shareholders

   The following table provides summary information regarding the beneficial ownership of our outstanding common shares as of February 28, 2002 for:

   . our chief executive officer and each of our other executive officers; . each of our directors;
   . all of our directors and executive officers as a group; and . each person or group who beneficially owns more than 5% of our common shares.

   Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all common shares held by him. Common shares subject to options currently exercisable or exercisable within 60 days of February 28, 2002 and not subject to repurchase on that date are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person.

   The address for each director and executive officer is 1809 Walnut Street, Philadelphia, Pennsylvania 19103.

                                                          Amount of  Percent
                                                          Beneficial   of
                                                          Ownership   Total
                                                          ---------- -------
    Richard A. Hayne(1).................................. 7,221,944   41.6%
    Scott A. Belair(2)...................................   682,000    3.9%
    Glen T. Senk(3)......................................   330,641    1.9%
    Kenneth K. Cleeland(4)...............................   145,996      *
    Joel S. Lawson III(5)................................    85,800      *
    Harry S. Cherken, Jr.(6).............................    80,000      *
    Burton M. Sapiro(7)..................................    40,000      *
    Glen A. Bodzy(8).....................................    24,598      *
    Stephen A. Feldman(9)................................    22,098      *
    Kenneth R. Bull(10)..................................     6,700      *
    Tedford G. Marlow(11)................................         0      *
    David C. Frankel(12).................................         0      *
    All directors and executive officers as a group
      (12 persons)(1)(2)(3)(4)(5)(6)(7)(8)(9)(10)(11)(12) 8,639,777   47.9%

---------------------
*Less than 1%.
(1)Includes 533,334 shares owned by the Irrevocable Trust of Richard A. Hayne, 533,334 shares owned by the Irrevocable Trust of Elizabeth Van Vleck, 38,300 shares owned by the Hayne Foundation and 2,994 shares allocated under the company's 401(k) Savings Plan (formerly the Profit-Sharing Fund). Excludes 144,498 shares beneficially owned by Mr. Hayne's spouse, as to which he disclaims beneficial ownership.
(2)Includes 72,000 shares subject to presently exercisable options. Excludes 333,334 shares owned by Trust U/A/D April 16, 1993 by Scott A. Belair as grantor and Steven D. Burton as Trustee, as to which Mr. Belair disclaims beneficial ownership. Also excludes 10,000 shares subject to options that are not currently exercisable.
(3)Includes 330,000 shares subject to presently exercisable options and 641 shares allocated under the company's 401(k) Savings Plan (formerly the Profit-Sharing Fund). Excludes 120,000 shares subject to options that are not currently exercisable.
(4)Includes 30,000 shares subject to presently exercisable options. Excludes 10,000 shares subject to options that are not currently exercisable.

(5)Includes 72,000 shares subject to presently exercisable options and 1,800 shares held by a trust of which Mr. Lawson is a trustee. Excludes 10,000 shares subject to options that are not currently exercisable.
(6)Includes 72,000 shares subject to presently exercisable options. Excludes 10,000 shares subject to options that are not currently exercisable.
(7)Includes 40,000 shares subject to presently exercisable options. Excludes 10,000 shares subject to options that are not currently exercisable.
(8)Includes 24,000 shares subject to presently exercisable options and 98 shares allocated under the company's 401(k) Savings Plan (formerly the Profit-Sharing Fund). Excludes 36,000 shares subject to options that are not currently exercisable.
(9)Includes 20,000 shares subject to presently exercisable options and 98 shares allocated under the company's 401(k) Savings Plan (formerly the Profit-Sharing Fund). Excludes 80,000 shares subject to options that are not currently exercisable.
(10)Includes 4,400 shares subject to presently exercisable options and 2,000 shares subject to options that become exercisable within 60 days. Excludes 5,600 shares subject to options that are not currently exercisable.
(11)Excludes 250,000 shares subject to options that are not currently exercisable.
(12)Excludes 200,000 shares subject to options that are not currently exercisable.

Selling Shareholders

   The following table sets forth certain information with respect to the common shares held by each selling shareholder as of February 28, 2002 and as adjusted to reflect the total number of shares to be sold this offering.

                                     Beneficial Ownership              Beneficial Ownership
                                      Prior to Offering                   After Offering
-                                    -------------------  Shares Being -------------------
Name:                                  Shares     Percent  Offered(1)    Shares     Percent
-----                                 ---------   ------- ------------  ---------   -------
Directors and Executive Officers(2):
   Richard A. Hayne(3).............. 7,221,944     41.6%    356,000(4) 6,865,944     36.1%
   Glen T. Senk(5)..................   330,641      1.9%     50,000      280,641      1.5%
   Joel S. Lawson III(6)............    85,800        *      22,000       63,800        *
   Harry S. Cherken, Jr.(7).........    80,000        *      12,000       68,000        *
   Burton M. Sapiro(8)..............    40,000        *      10,000       30,000        *

---------------------
 * Less than 1%.
(1)If the underwriters exercise their over-allotment option in full, Mr. Hayne will sell an additional 110,000 shares and Mr. Senk will sell an additional 40,000 shares.
(2)After this offering, our directors and executive officers as a group will beneficially own 8,189,777 shares, representing approximately 41.8% of our then outstanding common shares.
(3)Includes 533,334 shares owned by the Irrevocable Trust of Richard A. Hayne, 533,334 shares owned by the Irrevocable Trust of Elizabeth Van Vleck, 38,300 shares owned by the Hayne Foundation and 2,994 shares allocated under the company's 401(k) Savings Plan (formerly the Profit-Sharing Fund). Excludes 144,498 shares beneficially owned by Mr. Hayne's spouse, as to which he disclaims beneficial ownership.
(4)May include shares owned by trusts of which Richard A. Hayne is a trustee.
(5)Includes 330,000 shares subject to presently exercisable options and 641 shares allocated under the company's 401(k) Savings Plan (formerly the Profit-Sharing Fund). Excludes 120,000 shares subject to options that are not currently exercisable.
(6)Includes 72,000 shares subject to presently exercisable options and 1,800 shares held by a trust of which Mr. Lawson is a trustee. Excludes 10,000 shares subject to options that are not currently exercisable.
(7)Includes 72,000 shares subject to presently exercisable options. Excludes 10,000 shares subject to options that are not currently exercisable.
(8)Includes 40,000 shares subject to presently exercisable options. Excludes 10,000 shares subject to options that are not currently exercisable.

             CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

   Burton M. Sapiro, one of our directors, entered into an agreement with us pursuant to which Mr. Sapiro agreed to provide us with up to 36 days of retail-marketing consulting services per year. In consideration for such services, Mr. Sapiro was paid a daily fee of $1,100 and is reimbursed for his expenses. The agreement was approved by our disinterested directors. The total amount paid to Mr. Sapiro in the fiscal year ended January 31, 2002 pursuant to these arrangements, exclusive of directors' fees but including expenses, was $36,253. Mr. Sapiro is not expected to provide consulting services to the company during the current fiscal year.

   Harry S. Cherken, Jr., one of our directors, is a partner in the law firm of Drinker Biddle & Reath LLP, which is our counsel in this offering, has provided legal services to us during the last three fiscal years and is expected to continue to do so in the future. Drinker Biddle & Reath LLP has received customary compensation for these services and will receive customary compensation for its services in connection with this offering.

   The McDevitt Company, a real estate company, has acted as a broker in substantially all of our new real estate transactions during the last three years. We have not paid any compensation to The McDevitt Company, but we have been advised that it has received commissions from other parties to such transactions. Wade L. McDevitt is the brother-in-law of Scott Belair, one of our directors, and is president and the sole shareholder of The McDevitt Company.

                         DESCRIPTION OF CAPITAL STOCK

   Our authorized capital stock consists of 50,000,000 common shares, par value $.0001 per share, and 10,000,000 preferred shares, par value $.0001 per share. As of February 28, 2002, 17,383,086 common shares and no preferred shares were outstanding. The following summary description, which includes all of the material terms of our capital stock, is qualified in its entirety by reference to our amended and restated articles of incorporation and our amended and restated bylaws, each of which are filed as exhibits to our registration statement on Form S-1 (File No. 33-69378), filed with the Securities and Exchange Commission on September 24, 1993.

Common Shares

   The holders of common shares are entitled to one vote per share for each share held of record on all matters submitted to a vote of shareholders. Subject to preferential rights with respect to any class or series of preferred shares that may be issued, holders of common shares are entitled to receive equally such dividends as may be declared by the board of directors on the common shares out of funds legally available therefor, and in the event of our liquidation, dissolution or winding-up, holders of common shares are entitled to share equally in all of our remaining assets and funds. The holders of common shares have no preemptive rights or rights to convert common shares into any other securities and are not subject to future calls or assessments. All of the outstanding common shares are, and the common shares offered hereby will be, when issued, fully paid and nonassessable. Our common shares are listed on the Nasdaq National Market under the symbol "URBN."

Preferred Shares

   The board of directors, without any further vote or action by the shareholders, has the authority to issue preferred shares in one or more classes or series and to fix from time to time the number of shares to be included in each such class or series and the designations, preferences, qualifications, limitations, restrictions and special or relative rights of the shares of each such class or series. Our ability to issue preferred shares, while providing flexibility in connection with possible acquisitions and other corporate purposes, could adversely affect the voting power of holders of common shares and could have the effect of making it more difficult for a third-party to acquire, or of discouraging a third-party from acquiring, control of our company. We have no present plans to issue any preferred shares.

Pennsylvania Business Corporation Law

   The Pennsylvania business corporation law expressly permits directors of a corporation to consider the interest of constituencies other than shareholders, such as employees, suppliers, customers and the community, in discharging their duties. Further, the Pennsylvania business corporation law expressly provides that directors do not violate their fiduciary duty solely by relying on shareholders' rights plans or other anti-takeover provisions of the business corporation law.

   The effect of these provisions may be to deter hostile takeovers at a price higher than the prevailing market price for common shares. In some circumstances, certain shareholders may consider this anti-takeover provision to have a disadvantageous effect. Tender offers or other non-open market acquisitions of shares are frequently made at prices above the prevailing market price of a company's shares. In addition, acquisitions of shares by persons attempting to acquire control through market purchases may cause the market price of the common shares to reach levels that are higher than would otherwise be the case. These anti-takeover provisions may discourage any or all of such acquisitions, particularly those of less than all of the common shares, and may thereby prevent certain holders of common shares from having an opportunity to sell their shares at a temporarily higher market price.

   The Pennsylvania business corporation law contains four additional provisions that would have applied to us had our shareholders not opted out of these provisions. Our shareholders amended our articles of incorporation on September 20, 1993 to opt out of (1) the "control transactions" provision, which provides for mandatory shareholder notice of the acquisition of 20% of the voting power of a Pennsylvania corporation and provides shareholders with the opportunity to demand "fair value" for their shares upon acquisition of such voting power, (2) the "business combination" provision, which limits a corporation from engaging in any merger or business combination with an interested shareholder unless certain conditions have been met, (3) the "control share" provision, which limits the voting power of shareholders owning 20% or more of a corporation's voting stock, and (4) the "disgorgement" provision, which permits a corporation to recover profits resulting from the sale of shares in certain situations, including those where an individual or group attempts to acquire at least 20% of the corporation's voting shares.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

   Our amended and restated bylaws establish an advance notice procedure for shareholders to propose nominations of candidates for election as directors, or to bring other business before any meeting of our shareholders. The amended and restated bylaws provide that only persons who are nominated by, or at the direction of, the chairman, the president or the board of directors, or by a shareholder who has given timely written notice to the secretary of the company prior to the meeting at which directors are to be elected, will be eligible for election as directors. The bylaws also provide that at any meeting of shareholders only such business may be conducted as has been brought before the meeting by, or at the direction of, the chairman, the president or the board of directors or by a shareholder who has given timely written notice to the secretary of the company of such shareholder's intention to bring such business before such meeting. Generally, for notice of shareholder nominations or business to be brought before an annual meeting to be timely under the amended and restated bylaws, such notice must be received by us not less than 70 days nor more than 90 days prior to the first anniversary of the previous year's annual meeting (or, in the case of a special meeting, not earlier than the 90th day before such meeting and not later than the later of (i) the 70th day prior to such meeting or (ii) the 10th day after public announcement of the date of such meeting is first made). Under the amended and restated bylaws, a shareholder's notice must also contain certain information specified in the bylaws.

Limitation of Liability of Directors and Officers and Indemnification

   Our amended and restated bylaws provide that none of our directors shall be personally liable to the company or our shareholders except to the extent provided by law. The effect of this provision is to limit our ability and the ability of our shareholders to recover monetary damages against a director for breach of certain fiduciary duties as a director (including breaches resulting from grossly negligent conduct). This provision does not, however, exonerate the directors from liability (i) pursuant to any criminal statute, or (ii) for the payment of taxes pursuant to federal, state or local law. Our amended and restated bylaws provide for indemnification of our officers and directors to the fullest extent permitted by applicable law.

Transfer Agent and Registrar

   The transfer agent and registrar for the common shares is StockTrans, Inc., Ardmore, Pennsylvania.

                  CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR
                               NON-U.S. HOLDERS

   The following is a general discussion of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common shares purchased pursuant to this offering by a beneficial owner who, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A beneficial owner of our common shares who is not a U.S. person is referred to below as a "non-U.S. holder." We assume in this discussion that you will hold our common shares issued pursuant to this offering as a capital asset (generally, property held for investment). We do not discuss all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances, such as special tax rules that may apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization or U.S. expatriate. We also do not discuss the federal tax treatment of beneficial owners that are partnerships or other entities treated as partnerships or flow-through entities for U.S. federal income tax purposes. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service (the "IRS") and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the IRS or opinion of counsel with respect to the tax consequences discussed in this prospectus, and there is no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS will not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding and disposing of our common shares, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

   For purposes of this discussion, a U.S. person means any one of the following:

   . a citizen or resident of the U.S.;

   . a corporation (including any entity treated as a corporation for U.S. tax purposes) or partnership (including any entity treated as a partnership for U.S. tax purposes) created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.;

   . an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

   . a trust, the administration of which is subject to the primary supervision of a U.S. court, and one or more U.S. persons have the authority to control all substantial decisions of the trust, or, any other trust that was in existence on August 20, 1996, that was treated as a U.S. person prior to such date, and that has elected to continue to be so treated.

Dividends

   Distributions paid on our common shares will constitute dividends for U.S. federal income tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will constitute a return of capital that is applied against and reduces your adjusted tax basis in our common shares, and then as gain from a sale of the shares. Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30%. Non-U.S. holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes. If the dividend is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by the non-U.S. holder, the dividend will not be subject to any withholding tax (provided certain certification requirements are met, as described below) but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, to the U.S. branch profits tax.

   To claim the benefit of a tax treaty or an exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed

IRS Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, before the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

   A non-U.S. holder will generally not be subject to U.S. federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common shares unless any one of the following is true:

   . the gain is effectively connected with the non-U.S. holder's conduct of a trade or business in the U.S. and, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder;

   . the non-U.S. holder is a nonresident alien individual present in the U.S.
     for 183 or more days in the taxable year of the disposition and certain other requirements are met; or

   . our common shares constitute a United States real property interest by reason of our status as a "United States real property holding corporation", or a "USRPHC," for U.S. federal income tax purposes at any time during the shorter of (i) the period during which you hold our common shares or (ii) the 5-year period ending on the date you dispose of our common shares.

   We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we were to become a USRPHC, however, so long as our common shares are regularly traded on an established securities market, they will be treated as United States real property interests only in the hands of a non-U.S. holder who owns, or has owned within the five years preceding their sale or disposition, more than 5 percent of our common shares.

   Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Gains described in the second bullet point above, to the extent not offset by U.S. source capital losses, will be subject to a flat 30% U.S. federal income tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

U.S. Federal Estate Taxes

   Our common shares owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

   Under U.S. Treasury regulations, we must report annually to the IRS and to each non-U.S. holder the amount of dividends paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

   Backup withholding will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common shares if the holder has provided its taxpayer identification number or the required certification that it is not a U.S. person as described above. Information reporting may still apply with respect to such dividends even if such certification is provided.

Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person. The backup withholding percentage is currently 30% and will decrease to 29% in 2004 and 2005, and 28% thereafter until 2011, when the percentage will return to 31% unless amended by Congress.

   Payments of the proceeds from a disposition effected outside the U.S. by a non-U.S. holder of our common shares made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a U.S. person, a controlled foreign corporation for U.S. federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for a specified three-year period or a foreign partnership with certain connections with the U.S., unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

   Payment of the proceeds from a disposition by a non-U.S. holder of common shares made by or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the non-U.S. holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

   Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the IRS. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from backup withholding under current Treasury regulations.

                                 UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting
agreement dated         , 2002, we and the selling shareholders have agreed to
sell to the underwriters named below, for whom Credit Suisse First Boston Corporation, UBS Warburg LLC, U.S. Bancorp Piper Jaffray Inc., Wedbush Morgan Securities Inc. and Investec PMG Capital Corp. are acting as representatives, the following respective numbers of common shares:

                                                             Number of
                      Underwriter                             Shares
                      -----------                            ---------
         Credit Suisse First Boston Corporation.............
         UBS Warburg LLC....................................
         U.S. Bancorp Piper Jaffray Inc.....................
         Wedbush Morgan Securities Inc......................
         Investec PMG Capital Corp..........................
                                                             ---------
            Total........................................... 2,000,000
                                                             =========

   The underwriting agreement provides that the underwriters are obligated to purchase all of the common shares in the offering if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

   We and the selling shareholders have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 50,000 additional shares from us and an aggregate of 150,000 additional outstanding shares from the selling shareholders at the public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common shares.

   The underwriters propose to offer the common shares initially at the public offering price on the cover page of this prospectus and to selling group
members at that price less a selling concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the public offering the underwriters may change the public offering price and concession and discount to broker/dealers.

   The following table summarizes the compensation and estimated expenses we and the selling shareholders will pay:

                                            Per Share                       Total
                                  ----------------------------- -----------------------------
                                     Without          With         Without          With
                                  Over-allotment Over-allotment Over-allotment Over-allotment
                                  -------------- -------------- -------------- --------------
Underwriting Discounts and
  Commissions paid by us.........       $              $              $              $
Expenses payable by us...........       $              $              $              $
Underwriting Discounts and
  Commissions paid by the selling
  shareholders...................       $              $              $              $
Expenses payable by the selling
  shareholders...................       $0             $0             $0             $0

   We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, as amended (the "Securities Act"), relating to, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus, except grants of employee stock options pursuant to the terms of a plan in effect on the date hereof or issuances of common shares pursuant to the exercise of such options or the exercise of any other employee stock options outstanding on the date hereof.

   Our executive officers and directors and each of the selling shareholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into or exchangeable or exercisable for any of our common shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common shares, whether any of these transactions are to be settled by delivery of our common shares or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 90 days after the date of this prospectus.

   We and the selling shareholders have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

   The common shares are listed on the Nasdaq National Market under the symbol "URBN."

   In connection with this offering the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act").

   . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

   . Over-allotment involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by either exercising their over-allotment option and/or purchasing shares in the open market.

   . Syndicate covering transactions involve purchases of the common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriters sell more shares than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

   . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common shares originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

   . In passive market making, market makers in the common shares who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our common shares until the time, if any, at which a stabilizing bid is made.

   These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of the common shares. As a result the price of our common shares may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

   A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

                         NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common shares in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of common shares are made. Any resale of the common shares in Canada must be made under applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common shares.

Representations of Purchasers

   By purchasing common shares in Canada and accepting a purchase confirmation a purchaser is representing to us, the selling shareholders and the dealer from whom the purchase confirmation is received that:

   . the purchaser is entitled under applicable provincial securities laws to purchase the common shares without the benefit of a prospectus qualified under those securities laws;

   . where required by law, that the purchaser is purchasing as principal and not as agent; and

   . the purchaser has reviewed the text above under Resale Restrictions.

Rights of Action--Ontario Purchasers Only

   Under Ontario securities legislation, a purchaser who purchases a security offered by this prospectus during the period of distribution will have a statutory right of action for damages, or while still the owner of shares, for rescission against us and the selling shareholders in the event that this prospectus contains a misrepresentation. A purchaser will be deemed to have relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the shares. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the shares. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us or the selling shareholders. In no case will the amount recoverable in any action exceed the price at which the shares were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholders will have no liability. In the case of an action for damages, we and the selling shareholders will not be liable for all or any portion of the damages that are proven not to represent the depreciation in value of the shares as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

   All of our directors and officers as well as the experts named herein and the selling shareholders may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

   Canadian purchasers of common shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common shares in their particular circumstances and about the eligibility of the common shares for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   The validity of the common shares offered by us and the selling shareholders will be passed upon for us and the selling shareholders by Drinker Biddle & Reath LLP, One Logan Square, 18th and Cherry Streets, Philadelphia, Pennsylvania 19103. Various legal matters relating to the common shares will be passed upon for the underwriters by Ballard Spahr Andrews & Ingersoll, LLP, 1735 Market Street, 51st Floor, Philadelphia, Pennsylvania 19103. One of our directors, Harry S. Cherken, Jr. is a partner in the law firm of Drinker Biddle & Reath LLP and, as of the date of this prospectus, owns 8,000 common shares and holds options to purchase 72,000 shares that are presently exercisable.

                                    EXPERTS

   The consolidated financial statements included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

   The consolidated financial statements for the fiscal year ended January 31, 1999 incorporated in this prospectus by reference from our annual report on Form 10-K for the fiscal year ended January 31, 2001 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

   We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file reports and other information with the Securities and Exchange Commission. We have also filed with the Securities and Exchange Commission a registration statement on Form S-3 under the Securities Act relating to the offer and sale of common shares under this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement as permitted by the rules and regulations of the Securities and Exchange Commission. You should read these exhibits for a more complete description of the matters involved. Our reports, the registration statement and the exhibits and schedules to the registration statement filed with the Securities and Exchange Commission may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the Securities and Exchange Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Securities and Exchange Commission located at 233 Broadway, New York, New York 10279 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. The public may obtain information regarding the Securities and Exchange Commission's public reference facility by calling 1-800-SEC-0330. Our reports, the registration statement and other information filed by us with the Securities and Exchange Commission are also available at the Securities and Exchange Commission's Website on the Internet at http://www.sec.gov. Our common shares are listed on the Nasdaq National Market under the symbol "URBN."

                    INCORPORATION OF DOCUMENTS BY REFERENCE

   The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you directly to those documents. The information incorporated by reference into this prospectus is considered to be part of this prospectus. In addition, information we file with the Securities and Exchange Commission in the future will automatically update and supersede information contained in this prospectus and any accompanying prospectus supplement. We incorporate by reference our annual report on Form 10-K for the fiscal year ended January 31, 2001 and our quarterly reports on Form 10-Q for the quarters ended April 30, 2001, July 31, 2001 and October 31, 2001, each of which is filed under SEC File No. 0-16999, the description of our common shares contained in our registration statement on Form 8-A filed with the Securities and Exchange Commission on November 2, 1993 under Section 12 of the Securities Exchange Act of 1934, including any amendments or reports filed for the purpose of updating such description, and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until we sell all of the securities we are offering.

   We will provide free copies of any of these documents if you write or telephone us at 1809 Walnut Street, Philadelphia, PA 19103, Attention: Glen Bodzy, (215) 564-2313.

                  INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                            URBAN OUTFITTERS, INC.

                                                                                                      Page
                                                                                                      ----

Report of Independent Public Accountants............................................................. F-2

Consolidated Balance Sheets at January 31, 2002 and January 31, 2001................................. F-3

Consolidated Statements of Income for the fiscal years ended January 31, 2002, 2001 and 2000......... F-4

Consolidated Statements of Shareholders' Equity for the fiscal years ended January 31, 2002, 2001 and
  2000............................................................................................... F-5

Consolidated Statements of Cash Flows for the fiscal years ended January 31, 2002, 2001 and 2000..... F-6

Notes to Consolidated Financial Statements........................................................... F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Urban Outfitters, Inc.:

   We have audited the accompanying consolidated balance sheets of Urban Outfitters, Inc. (a Pennsylvania corporation) and subsidiaries as of January 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Urban Outfitters, Inc. and subsidiaries as of January 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 2002, in conformity with accounting principles generally accepted in the United States.

                                          /S/  ARTHUR ANDERSEN LLP

Philadelphia, Pennsylvania
March 6, 2002

                            URBAN OUTFITTERS, INC.

                          CONSOLIDATED BALANCE SHEETS
                (in thousands, except share and per share data)

                                                                                      January 31,
                                                                                  ------------------
                                                                                    2002      2001
                                                                                  --------  --------
                                     ASSETS
Current assets:
   Cash and cash equivalents..................................................... $ 28,251  $ 16,286
   Marketable securities.........................................................       32       314
   Accounts receivable, net of allowances of $562 and $500, respectively.........    4,129     3,444
   Inventories...................................................................   41,086    34,786
   Prepaid expenses and other current assets.....................................    5,870     7,302
   Deferred taxes................................................................    2,781     2,841
                                                                                  --------  --------
       Total current assets......................................................   82,149    64,973
Property and equipment, net......................................................  105,505    97,901
Deferred income taxes and other assets...........................................    7,448     5,842
                                                                                  --------  --------
                                                                                  $195,102  $168,716
                                                                                  ========  ========
                      LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Accounts payable.............................................................. $ 20,838  $ 19,387
   Accrued compensation..........................................................    3,928     1,775
   Accrued expenses and other current liabilities................................   16,064    12,156
                                                                                  --------  --------
       Total current liabilities.................................................   40,830    33,318
Deferred rent....................................................................    8,384     5,786
                                                                                  --------  --------
       Total liabilities.........................................................   49,214    39,104
                                                                                  --------  --------
Commitments and contingencies (see Note 11)
Shareholders' equity:
   Preferred shares; $.0001 par value, 10,000,000 authorized, none issued........       --        --
   Common shares; $.0001 par value, 50,000,000 shares authorized, 17,352,886 and
     17,253,486 issued and outstanding, respectively.............................        2         2
   Additional paid-in capital....................................................   17,872    16,268
   Retained earnings.............................................................  129,116   114,109
   Accumulated other comprehensive loss..........................................   (1,102)     (767)
                                                                                  --------  --------
       Total shareholders' equity................................................  145,888   129,612
                                                                                  --------  --------
                                                                                  $195,102  $168,716
                                                                                  ========  ========

       The accompanying notes are an integral part of these statements.

                            URBAN OUTFITTERS, INC.

                       CONSOLIDATED STATEMENTS OF INCOME
                (in thousands, except share and per share data)

                                                                         Fiscal Year Ended January 31
                                                                    -------------------------------------
                                                                       2002         2001         2000
                                                                    -----------  -----------  -----------
Net sales.......................................................... $   348,958  $   295,333  $   278,113
Cost of sales, including certain buying, distribution and occupancy
  costs............................................................     235,311      200,002      173,459
                                                                    -----------  -----------  -----------
   Gross profit....................................................     113,647       95,331      104,654
Selling, general and administrative expenses.......................      88,149       77,453       67,089
                                                                    -----------  -----------  -----------
   Income from operations..........................................      25,498       17,878       37,565
Interest income....................................................         318          481        1,791
Other expenses, net................................................        (594)        (572)      (4,507)
                                                                    -----------  -----------  -----------
   Income before income taxes......................................      25,222       17,787       34,849
Income tax expense.................................................      10,215        7,292       16,169
                                                                    -----------  -----------  -----------
       Net income.................................................. $    15,007  $    10,495  $    18,680
                                                                    ===========  ===========  ===========

Net income per common share:
   Basic........................................................... $      0.87  $      0.61  $      1.07
                                                                    ===========  ===========  ===========
   Diluted......................................................... $      0.86  $      0.61  $      1.05
                                                                    ===========  ===========  ===========

Weighted average common shares outstanding:
   Basic...........................................................  17,268,615   17,257,186   17,531,971
                                                                    ===========  ===========  ===========
   Diluted.........................................................  17,438,457   17,274,830   17,844,356
                                                                    ===========  ===========  ===========


       The accompanying notes are an integral part of these statements.

                            URBAN OUTFITTERS, INC.

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                       (in thousands, except share data)

                                             Common Shares                        Accumulated
                                           ----------------- Additional              Other
                             Comprehensive Number of    Par   Paid-in   Retained Comprehensive
                             Income (Loss)  Shares     Value  Capital   Earnings Income (Loss)  Total
                             ------------- ----------  ----- ---------- -------- ------------- --------
Balances at January 31, 1999               17,639,754   $ 2   $20,825   $ 84,934    $  (467)   $105,294
Net income..................    $18,680            --    --        --     18,680         --      18,680
Foreign currency translation         87            --    --        --         --         87          87
                                -------
Comprehensive income........    $18,767
                                =======
Exercise of stock options...                  366,032    --     3,947         --         --       3,947
Tax effect of exercises.....                       --    --     1,623         --         --       1,623
Purchases and retirement of
  common shares.............                 (647,600)   --    (8,715)        --         --      (8,715)
                                           ----------   ---   -------   --------    -------    --------
Balances at January 31, 2000               17,358,186     2    17,680    103,614       (380)    120,916
Net income..................    $10,495            --    --        --     10,495         --      10,495
Foreign currency translation       (362)           --    --        --         --       (362)       (362)
Unrealized losses on
  marketable securities, net        (25)           --    --        --         --        (25)        (25)
                                -------
Comprehensive income........    $10,108
                                =======
Purchases and retirement of
  common shares.............                 (104,700)   --    (1,412)        --         --      (1,412)
                                           ----------   ---   -------   --------    -------    --------
Balances at January 31, 2001               17,253,486     2    16,268    114,109       (767)    129,612
Net income..................    $15,007            --    --        --     15,007         --      15,007
Foreign currency translation       (360)           --    --        --         --       (360)       (360)
Unrealized losses on
  marketable securities, net         25            --    --        --         --         25          25
                                -------
Comprehensive income........    $14,672
                                =======
Exercise of stock options...                   99,400    --     1,281         --         --       1,281
Tax effect of exercises.....                       --    --       323         --         --         323
                                           ----------   ---   -------   --------    -------    --------
Balances at January 31, 2002               17,352,886   $ 2   $17,872   $129,116    $(1,102)   $145,888
                                           ==========   ===   =======   ========    =======    ========

       The accompanying notes are an integral part of these statements.

                            URBAN OUTFITTERS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                               Fiscal Year Ended January 31,
                                                                               ----------------------------
                                                                                 2002      2001      2000
                                                                               --------  --------  --------
Cash flows from operating activities:
   Net income................................................................. $ 15,007  $ 10,495  $ 18,680
   Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization..........................................   15,462    11,997     8,667
       Provision for losses of MXG Media, Inc.................................       --        --     4,354
       Provision for deferred income taxes....................................   (1,274)      199    (3,702)
       Tax benefit of stock option exercises..................................      323        --     1,623
       Reserve for (recovery of) bad debts....................................       62       (18)      (85)
       Changes in assets and liabilities:
          (Increase) decrease in receivables..................................     (753)    1,399        84
          Increase in inventories.............................................   (6,348)   (7,918)   (4,987)
          Decrease (increase) in prepaid expenses and other assets............    1,120       207    (3,266)
          Increase in payables, accrued expenses and other liabilities........    9,141     6,519     4,516
                                                                               --------  --------  --------
   Net cash provided by operating activities..................................   32,740    22,880    25,884
                                                                               --------  --------  --------
Cash flows from investing activities:
   Capital expenditures.......................................................  (22,309)  (36,877)  (38,149)
   Purchases of marketable securities available-for-sale......................       --      (600)   (6,872)
   Sales of marketable securities available-for-sale..........................      307    19,930     5,411
   Purchases of marketable securities held-to-maturity........................       --        --    (5,287)
   Maturities of marketable securities held-to-maturity.......................       --        --    11,856
   Advances to MXG Media, Inc.................................................       --        --    (8,150)
   Repayment of advances by MXG Media, Inc....................................       --        --     7,550
                                                                               --------  --------  --------
   Net cash used in investing activities......................................  (22,002)  (17,547)  (33,641)
                                                                               --------  --------  --------
Cash flows from financing activities:.........................................
   Exercise of stock options..................................................    1,281        --     3,947
   Purchases and retirement of common stock...................................       --    (1,412)   (8,715)
                                                                               --------  --------  --------
   Net cash provided by (used in) financing activities........................    1,281    (1,412)   (4,768)
                                                                               --------  --------  --------
Effect of exchange rate changes on cash and cash equivalents..................      (54)     (362)       87
                                                                               --------  --------  --------
Increase (decrease) in cash and cash equivalents..............................   11,965     3,559   (12,438)
Cash and cash equivalents at beginning of period..............................   16,286    12,727    25,165
                                                                               --------  --------  --------
Cash and cash equivalents at end of period.................................... $ 28,251  $ 16,286  $ 12,727
                                                                               ========  ========  ========
Supplemental cash flow information:
Cash paid during the year for:
   Interest................................................................... $     --  $      9  $      7
                                                                               ========  ========  ========
   Income taxes............................................................... $  9,417  $  6,930  $ 18,423
                                                                               ========  ========  ========

       The accompanying notes are an integral part of these statements.

                            URBAN OUTFITTERS, INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (in thousands, except share and per share data)

1.  Nature of Business

   Urban Outfitters, Inc. (the "Company" or "Urban Outfitters"), which was founded in 1970 and originally operated by a predecessor partnership, was incorporated in the state of Pennsylvania in 1976. The principal business activity of the Company is the operation of a general consumer product retail business through retail stores, a catalog and two web sites. As of January 31, 2002 and 2001, the Company operated 80 and 68 stores, respectively. Stores located in the United States totaled 75 as of January 31, 2002 and 64 as of January 31, 2001, while operations in Europe and Canada included 5 and 4 stores as of the same respective dates. In addition, the Company engages in the wholesale distribution of apparel to approximately 1,100 better specialty retailers worldwide.

2.  Summary of Significant Accounting Policies

  Fiscal Year-End

   The Company operates on a fiscal year ending January 31 of each year. All references to fiscal years of the Company refer to the fiscal years ended on January 31 in those years. For example, the Company's "Fiscal 2002" ended on January 31, 2002.

  Principles of Consolidation

   The consolidated financial statements include the accounts of Urban Outfitters, Inc. and its wholly-owned subsidiaries. All significant intercompany transactions and accounts have been eliminated in consolidation.

  Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of net sales and expenses during the reporting period. Actual results could differ from those estimates.

  Cash and Cash Equivalents

   Cash and cash equivalents are defined as cash and highly liquid investments with original maturities of less than three months. At January 31, 2002, cash and cash equivalents included cash on hand, cash in banks, money market accounts and short-term corporate demand notes and municipal bonds.

  Marketable Securities

   The Company's debt securities are classified as either held-to-maturity or available-for-sale. Held-to-maturity securities represent those securities that the Company has both the intent and ability to hold to maturity and are carried at amortized cost. Interest on these securities as well as amortization of discounts and premiums is included in interest income. Available-for-sale securities represent those securities that do not meet the classification of held-to-maturity, are not actively traded and are carried at amortized cost, which approximates fair value or are carried at fair value. Unrealized gains and losses on these securities are excluded from earnings and are reported as a separate component of shareholders' equity, net of applicable taxes, until realized. Unrealized gains and losses, net of the related deferred taxes, have not been material. When available-for-sale

                            URBAN OUTFITTERS, INC.

securities are sold, the cost of the securities is specifically identified and is used to determine the realized gain or loss. These amounts have not been material. Marketable securities at January 31, 2002 and January 31, 2001 were $32 and $314, respectively.

  Inventories

   Inventories, which consist primarily of general consumer merchandise held for sale, are valued at the lower of cost or market. The cost is determined on the first-in, first-out method and includes the cost of merchandise and freight.

  Property and Equipment

   Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over 39 years for buildings, 5 years for furniture and fixtures, the lesser of the lease term or useful life for leasehold improvements and 3 to 10 years for other operating equipment.

   The Company reviews long-lived assets for possible impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. This determination includes evaluation of factors such as future asset utilization and future net undiscounted cash flows expected to result from the use of the assets. Management believes there has been no impairment of the Company's long-lived assets as of January 31, 2002.

  Deferred Rent

   Rent expense on leases is recorded on a straight-line basis over the lease period. The excess of rent expense over the actual cash paid is recorded as deferred rent.

  Revenue Recognition

   Revenue is recognized at the point-of-sale for retail store sales or when merchandise is shipped to customers for wholesale and direct-to-consumer sales, net of estimated customer returns. Deposits for custom orders are recorded as a liability and recognized as a sale upon delivery of the merchandise to the customer. These custom orders, typically for upholstered furniture, have not been material. Gift card sales to customers are initially recorded as liabilities and recognized as sales upon redemption for merchandise.

  Shipping and Handling Fees and Costs

   The Company includes shipping and handling revenues in net sales and shipping and handling costs in cost of sales. The Company's shipping and handling revenues consist of amounts billed to customers for shipping and handling merchandise. Shipping and handling costs include shipping supplies, related labor costs and third-party shipping costs.

  Advertising

   The Company expenses the costs of advertising when the advertising occurs, except for direct-to-consumer advertising, which is capitalized and amortized over its expected period of future benefit. Advertising costs reported as prepaid expenses were $1,063 and $1,100 as of January 31, 2002 and 2001, respectively. Advertising expenses were $8,141, $9,171 and $6,309 for Fiscal 2002, 2001 and 2000, respectively.

                            URBAN OUTFITTERS, INC.

  Start-up Costs

   The Company expenses as incurred all start-up and organization costs, including travel, training, recruiting, salaries and other operating costs.

  Web Site Development Costs

   The Company capitalizes applicable costs incurred during the application and infrastructure development stage and expenses costs incurred during the planning and operating stage. During Fiscal 2002 and 2001, the Company did not capitalize any internal-use software development costs because substantially all costs were incurred during the planning stage, and costs incurred during the application and infrastructure development stage were not material. The Company expended an immaterial amount for these costs in Fiscal 2000 which were expensed as incurred.

  Income Taxes

   The Company applies Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes," which principally utilizes a balance sheet approach to provide for income taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. The Company files a consolidated Federal income tax return.

  Net Income Per Share

   Basic earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding, after giving effect to the potential dilution from the exercise of securities, such as stock options, into shares of common stock as if those securities were exercised (see Note 10).

  Accounting for Stock-Based Compensation

   The Company accounts for stock-based compensation under the provisions of Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees." In 1995, the Financial Accounting Standards Board (FASB) issued SFAS No. 123, "Accounting for Stock-Based Compensation," which established a fair value based method of accounting for stock-based compensation plans. The Company has adopted the disclosure requirements of SFAS No. 123 (see Note 9).

  Accumulated Other Comprehensive Income (Loss)

   Comprehensive income is comprised of two subsets--net income and other comprehensive income (loss). Amounts in accumulated other comprehensive income
(loss) relate to foreign currency translation adjustments and unrealized losses on marketable securities. The foreign currency translation adjustments are not adjusted for income taxes since these adjustments relate to indefinite investments in non-U.S. subsidiaries. At January 31, 2002, accumulated other comprehensive income (loss) consists of foreign currency translation adjustments.

  Foreign Currency Translation

   The financial statements of the Company's foreign operations are translated into U.S. dollars. Assets and liabilities are translated at current exchange rates while income and expense accounts are translated at the average rates in effect during the year. Translation adjustments are not included in determining net income, but

                            URBAN OUTFITTERS, INC.

are included in accumulated other comprehensive income (loss) within shareholders' equity. Transaction gains and losses are included in operating results and were not material in Fiscal 2002, 2001 or 2000.

  Fair Value of Financial Instruments

   The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. Management believes that the carrying value of these assets and liabilities are representative of their respective fair values due to the short-term nature of those instruments (see also "Marketable Securities" section above).

  Concentration of Credit Risk

   Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, accounts receivable and investments. The Company manages the credit risk associated with cash equivalents and investments by investing with high-quality institutions and, by policy, limiting the amount of credit exposure to any one institution. Receivables with third party credit cards are processed by financial institutions, which are monitored for financial stability. The Company periodically evaluates the financial condition of its wholesale segment customers. The Company's allowance for doubtful accounts reflects current market conditions and management's assessment regarding the collectability of its receivables. The Company maintains cash accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses from maintaining cash accounts in excess of such limits. Management believes that it is not exposed to any significant risks on its cash accounts.

  Derivative Instruments and Hedging Activities

   In June 1998, FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was required to be adopted in Fiscal 2002. The Company currently enters into short-term foreign currency forward exchange contracts to manage exposures related to its Canadian dollar denominated investments and anticipated cash flow. The amounts of these contracts and related gains and losses have not been material. The adoption of SFAS No. 133 on February 1, 2001 did not have a significant effect on the financial position or results of operations of the Company.

  New Accounting Pronouncements

   In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which establishes a single accounting model, based on the framework established in SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and resolves significant implementation issues related to SFAS No. 121. SFAS No. 144 supercedes SFAS No. 121 and APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions." The Company is required to adopt SFAS No. 144 for the fiscal year ending January 31, 2003, however, early application is permitted. The adoption of SFAS No. 144 on February 1, 2002 had no impact on the financial position or results of operations of the Company.

  Reclassifications

   Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3.  Inventories

   Inventories are summarized as follows:

                                                   January 31,
                                                 ---------------
                                                  2002    2001
                                                 ------- -------
                Work-in-process................. $   406 $   592
                Finished goods..................  40,680  34,194
                                                 ------- -------
                   Total........................ $41,086 $34,786
                                                 ======= =======

                            URBAN OUTFITTERS, INC.

4.  Property and Equipment

   Property and equipment is summarized as follows:

                                                       January 31,
                                                   ------------------
                                                     2002      2001
                                                   --------  --------
         Land..................................... $    543  $    543
         Building.................................    3,383     3,383
         Furniture and fixtures...................   35,963    32,527
         Leasehold improvements...................  108,278    89,120
         Other operating equipment................    7,910     7,484
         Construction in progress.................    7,280     7,330
                                                   --------  --------
                                                    163,357   140,387
         Accumulated depreciation and amortization  (57,852)  (42,486)
                                                   --------  --------
            Total................................. $105,505  $ 97,901
                                                   ========  ========

Depreciation and amortization expense for property and equipment for Fiscal 2002, 2001 and 2000 was $15,434, $11,795 and $8,097, respectively.

5.  Investment in MXG Media, Inc.

   As of January 31, 2000, the Company had invested approximately $2,000 in Series B Convertible Preferred Stock and $2,400 in convertible debentures of MXG Media, Inc. ("MXG"). MXG incurred losses from its inception, and, in accordance with the equity method of accounting, the Company recorded charges to earnings as other expense in the consolidated statement of operations of $4,400 for its portion of operating losses related to the minority interest in MXG during Fiscal 2000. These charges in Fiscal 2000 fully reserved for the Company's investment, and the Company made no further investments in MXG.

   On September 13, 2000, MXG ceased operations and filed a petition for relief under Chapter 7 of the United States Bankruptcy Code. MXG had been unsuccessful in attempts to raise additional capital. The Company does not expect to recover any material portion of its investment in MXG.

6.  Accrued Expenses and Other Current Liabilities

   Accrued expenses and other current liabilities consist of the following:

                                                       January 31,
                                                     ---------------
                                                      2002    2001
                                                     ------- -------
           Accrued sales taxes...................... $ 1,058 $   748
           Accrued rents and related taxes..........   2,712   1,609
           Gift certificates and merchandise credits   2,134   2,168
           Accruals for construction................   3,315   2,297
           Accrued income taxes.....................   4,144   2,480
           Other current liabilities................   2,701   2,854
                                                     ------- -------
              Total................................. $16,064 $12,156
                                                     ======= =======

                            URBAN OUTFITTERS, INC.

  7.  Line of Credit Facility

   On September 12, 2001, the Company entered into a new $25 million line of credit facility (the "Line") with one of its banks. The Line, which replaced the Company's $16.2 million discretionary line of credit with the bank, is a one-year committed line of credit to fund working capital requirements and letters of credit. The Line contains sublimits for letters of credit and European subsidiary borrowings. Cash advances bear interest at LIBOR plus 1.25% to 1.75% based on the Company's achievement of prescribed adjusted debt ratios. The agreement subjects the Company to various restrictive covenants, including maintenance of certain financial ratios such as a fixed charge coverage ratio, adjusted debt ratio and minimum tangible net worth and limits the Company's capital expenditures and share repurchases and prohibits the payment of cash dividends on common stock. At January 31, 2002, the Company was in compliance with all covenants under this facility. There were no borrowings outstanding at January 31, 2002 or at January 31, 2001. Outstanding letters of credit and standby letters of credit were $9.4 million and $0.2 million at January 31, 2002, respectively.

  8.  Income Taxes

   The components of income before income taxes are as follows:

                               Fiscal Year Ended January 31,
                               -----------------------------
                                 2002        2001     2000
                                -------    -------  -------
                      Domestic $25,705     $18,328  $34,520
                      Foreign.    (483)       (541)     329
                                -------    -------  -------
                               $25,222     $17,787  $34,849
                                =======    =======  =======

   The components of the provision for income taxes are as follows:

                                          Fiscal Year Ended January 31,
                                          ----------------------------
                                            2002        2001     2000
                                           -------     ------  -------
           Current:
              Federal.................... $ 9,694      $6,303  $14,104
              State......................   1,632         675    5,061
              Foreign....................     163         115      706
                                           -------     ------  -------
                                           11,489       7,093   19,871
           Deferred:
              Federal....................    (789)        (77)  (3,865)
              State......................    (495)        728   (1,406)
              Foreign....................     (28)       (327)    (249)
                                           -------     ------  -------
                                           (1,312)        324   (5,520)
           Change in valuation allowances      38        (125)   1,818
                                           -------     ------  -------
                                          $10,215      $7,292  $16,169
                                           =======     ======  =======

   The effective tax rate was different than the statutory U.S. federal income tax rate for the following reasons:

                                                                            Fiscal Year Ended January 31,
                                                                            ----------------------------
                                                                              2002        2001        2000
                                                                            --------    --------    --------
Expected provision at federal statutory rate...............................   35.0%       35.0%       35.0%
State and local income taxes, net of federal tax benefit...................    3.2         6.8         6.6
Expenses relating to provision for foreign net operating losses, investment
  in MXG Media, Inc. and other.............................................    2.3        (0.8)        4.4
                                                                              ----        ----        ----
Effective rate.............................................................   40.5%       41.0%       46.0%
                                                                              ====        ====        ====

                            URBAN OUTFITTERS, INC.

   The significant components of deferred tax assets and liabilities at January 31, 2002 and 2001 are as follows:

                                                            2002     2001
                                                           -------  -------
    Deferred tax liability:
       Prepaid expenses................................... $  (260) $  (342)
    Deferred tax assets:
       Depreciation and deferred rent.....................   6,337    5,487
       Inventory..........................................   2,462    2,814
       Provision for investment in MXG Media, Inc.........     893      883
       Accounts receivable................................     309      368
       Net operating loss carryforwards...................   1,273      810
       Accrued salaries and benefits, and other...........     318       --
                                                           -------  -------
    Gross deferred tax assets, before valuation allowances  11,332   10,020
    Valuation allowances..................................  (1,731)  (1,693)
                                                           -------  -------
    Net deferred tax assets............................... $ 9,601  $ 8,327
                                                           =======  =======

   At January 31, 2002, certain non-U.S. subsidiaries of the Company had net operating loss carryforwards for tax purposes of approximately $2,781 that do not expire and certain U.S. subsidiaries had state net operating loss carryforwards for tax purposes of approximately $8,148 that expire from 2004 through 2021. At January 31, 2002, the Company had a full valuation allowance for the foreign net operating loss carryforwards. At January 31, 2002, the Company had no valuation reserve for the state net operating loss carryforwards as management believes it is more likely than not that the tax benefit of these carryforwards will be realized. At January 31, 2002 and 2001, the noncurrent portion of deferred tax assets aggregated $6,820 and $5,486, respectively.

   The cumulative amount of the Company's share of undistributed earnings of non-U.S. subsidiaries for which no deferred taxes have been provided was $2,326 as of January 31, 2002. These earnings are deemed to be permanently reinvested to finance growth programs.

9.  Stock Option Plans

   The Company's 2000 Stock Incentive Plan (the "2000 Plan") authorizes up to an aggregate of 1,250,000 common shares, which can be granted as restricted shares, incentive stock options or nonqualified stock options. In addition, incentive stock options or nonqualified stock options can be granted under the 1997 Stock Option Plan (the "1997 Plan") which authorizes up to an aggregate of 1,250,000 common shares. The vesting periods for the 1997 Plan and the 2000 Plan can range from one to ten years. The 1997 Plan replaced the previous 1987, 1992 and 1993 Plans (the "superceded plans") which were precluded from making additional grants due either to expiration or insufficient available shares. Individual grants outstanding under certain of the superceded plans, however, have expiration dates, which extend into the year 2007. At January 31, 2002, 682,500 and 201,200 shares of common stock were available for grant under the 2000 Plan and the 1997 Plan, respectively.

                            URBAN OUTFITTERS, INC.

   Information regarding these option plans is as follows:

                                   Fiscal 2002               Fiscal 2001               Fiscal 2000
                            ------------------------- ------------------------- -------------------------
                                          Weighted                  Weighted                  Weighted
                                          Average                   Average                   Average
Fixed Options                Shares    Exercise Price  Shares    Exercise Price  Shares    Exercise Price
-------------               ---------  -------------- ---------  -------------- ---------  --------------
Options outstanding at
  beginning of year........ 1,454,000      $14.92     1,494,800      $15.31     1,702,500      $12.63
Options granted............   540,000       12.18       242,000        9.36       334,500       21.71
Options exercised..........   (99,400)      12.89            --          --      (366,032)      10.78
Options canceled...........   (80,200)      23.62      (282,800)      12.01      (176,168)      11.35
                            ---------                 ---------                 ---------
Options outstanding at end
  of year.................. 1,814,400       13.83     1,454,000       14.92     1,494,800       15.31
                            =========                 =========                 =========
Options exercisable at end
  of year..................   708,900       14.80       610,600       15.27       442,233       13.34
                            =========                 =========                 =========
Weighted average fair
  value of grants per share     $7.08                     $5.85                    $13.20
                                =====                     =====                    ======

   The following table summarizes information concerning currently outstanding and exercisable options as of January 31, 2002:

                           Options Outstanding           Options Exercisable
                  ------------------------------------- ---------------------
                                 Wtd. Avg.     Wtd. Avg             Wtd. Avg.
     Range of       Amount       Remaining     Exercise   Amount    Exercise
  Exercise Prices Outstanding Contractual Life  Price   Outstanding   Price
  --------------- ----------- ---------------- -------- ----------- ---------
  $7.03  --$ 8.19     27,000        8.9         $ 7.31      5,000    $ 7.26
   8.63  -- 10.50    220,900        7.1           9.21    105,700      9.50
  11.13  -- 13.44    714,000        7.2          11.83    214,000     11.62
  14.00  -- 16.50    613,000        6.9          14.75    199,400     14.80
  16.75  -- 19.09     85,000        6.3          17.17     69,000     16.99
  20.88               40,000        4.3          20.88     40,000     20.88
  26.19  -- 26.97    114,500        7.3          26.63     75,800     26.45
                   ---------                              -------
                   1,814,400                     13.83    708,900     14.80
                   =========                              =======

                            URBAN OUTFITTERS, INC.

   The Company applies APB No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its plans. Accordingly, no compensation expense has been recognized for its stock-based compensation plans. Had compensation cost for the Company's stock option plans been determined based upon the fair value at the grant date for awards under these plans consistent with the methodology prescribed under SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net income and net income per common share would have been reduced in Fiscal 2002, 2001 and 2000 as follows:


                                               Fiscal Year Ended January 31,
                                               -----------------------------
                                                 2002      2001      2000
                                                -------   -------   -------
    Net income--as reported................... $15,007   $10,495   $18,680
    Net income--pro forma.....................  13,611     8,806    16,460
    Net income per share--basic--as reported..    0.87      0.61      1.07
    Net income per share--diluted--as reported    0.86      0.61      1.05
    Net income per share--basic--pro forma....    0.79      0.51      0.94
    Net income per share--diluted--pro forma..    0.78      0.51      0.92

   The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

                                  Fiscal 2002 Fiscal 2001 Fiscal 2000
                                  ----------- ----------- -----------
          Expected life..........  6.5 years   7.1 years   6.7 years
          Risk-free interest rate        5.2%        6.2%        5.7%
          Volatility.............       55.4%       53.1%       53.8%
          Dividend rate..........          0%          0%          0%

10.  Net Income Per Share

   The following is a reconciliation of the weighted average shares outstanding used for the computation of basic and diluted earnings per share ("EPS").

                                               Fiscal Year Ended January 31,
                                              --------------------------------
                                                 2002       2001       2000
                                              ---------- ---------- ----------
  Basic weighted average shares outstanding.. 17,268,615 17,257,186 17,531,971
  Effect of dilutive options.................    169,842     17,644    312,385
                                              ---------- ---------- ----------
  Diluted weighted average shares outstanding 17,438,457 17,274,830 17,844,356
                                              ========== ========== ==========

Options to purchase 114,500 shares ranging in price from $26.19 to $26.97 were outstanding as of January 31, 2002, options to purchase 1,426,500 shares ranging in price from $8.27 to $27.56 were outstanding as of January 31, 2001, and options to purchase 235,500 shares ranging in price from $20.88 to $27.56 were outstanding as of January 31, 2000, but were not included in the computation of diluted EPS for the respective fiscal years because the options' exercise prices were greater than the average market price of the common shares.

                            URBAN OUTFITTERS, INC.

11.  Commitments and Contingencies

  Leases

   The Company leases its stores under noncancelable operating leases. Additionally, certain office equipment is leased under noncancelable capital leases. The following is a schedule by year of the future minimum lease payments for operating leases with original terms in excess of one year:

                     Fiscal Year
                     -----------
                     2003........................ $ 35,879
                     2004........................   36,247
                     2005........................   35,503
                     2006........................   33,643
                     2007........................   31,253
                     Thereafter..................  148,946
                                                  --------
                     Total minimum lease payments $321,471
                                                  ========

   Amounts noted above include commitments for five executed leases for stores not opened as of January 31, 2002. At January 31, 2002, the Company had entered into a capital lease for equipment with a cost of approximately $660, which will be recorded in the first quarter of Fiscal 2003 upon receipt of the related equipment in accordance with the contract.

   The store leases generally provide for payment of direct operating costs including real estate taxes. Certain store leases provide for contingent rentals when sales exceed specified levels.

   Rent expense consisted of the following:

                                   Fiscal Year Ended January 31,
                                   -----------------------------
                                     2002      2001      2000
                                    -------   -------   -------
                Minimum rentals... $32,704   $25,651   $18,591
                Contingent rentals     216       173       441
                                    -------   -------   -------
                   Total.......... $32,920   $25,824   $19,032
                                    =======   =======   =======

  Benefit Plan

   The Urban Outfitters 401(k) Savings Plan (known as the Urban Outfitters, Inc. Profit-Sharing Fund prior to July 1, 1999) covers all employees who are at least 18 years of age and have completed six months of service. Under the plan, employees can defer 1% to 20% of compensation as defined. The Company will make matching contributions of $0.25 per employee contribution dollar on the first 6% of employee contribution. The employees' contribution is 100% vested while the Company's matching contribution vests at 20% per year of employee service. The Company's contributions were $285, $258 and $142 for Fiscal 2002, 2001 and 2000, respectively.

  Contingencies

   The Company is party to various legal proceedings arising from normal business activities. Although the amount of any liability that could arise with respect to currently pending actions cannot be accurately predicted,

                            URBAN OUTFITTERS, INC.

management believes that the ultimate resolution of these matters will not have a material adverse effect on the Company's financial condition or results of operations.

12.  Segment Reporting

   Urban Outfitters is a national retailer of lifestyle-oriented general merchandise through 80 stores operating under the retail names "Urban Outfitters" and "Anthropologie," and through a catalog and two web sites. Sales from this retail segment accounted for over 90% of total consolidated sales for Fiscal 2002, 2001 and 2000. The remainder is derived from a wholesale division that manufactures and distributes apparel to the retail segment and to approximately 1,100 better specialty retailers worldwide.

   The Company has aggregated its operations into these two reportable segments based upon their unique management, customer base and economic characteristics. Reporting in this format provides management with the financial information necessary to evaluate the success of the segments and the overall business. The Company evaluates the performance of the segments based on the net sales and pre-tax income from operations (excluding intercompany royalty and interest charges) of the segment. Corporate expenses include expenses incurred in and directed by the corporate office that are not allocated to segments. The principal identifiable assets for each operating segment are inventory and fixed assets. Other assets are comprised primarily of general corporate assets, which principally consist of cash and cash equivalents, marketable securities and other assets. The Company accounts for intersegment sales and transfers as if the sales and transfers were made to third parties making similar volume purchases.

   Both the retail and wholesale segment are highly diversified. No customer comprises more than 10% of sales. Foreign operations are immaterial relative to the overall Company.

                            URBAN OUTFITTERS, INC.

   The accounting policies of the operating segments are the same as the policies described in Note 2, "Summary of Significant Accounting Policies." A summary of the information about the Company's operations by segment is as follows:

                                                                 Fiscal Year
                                                        ----------------------------
                                                          2002      2001      2000
                                                        --------  --------  --------
Net sales
   Retail operations................................... $330,691  $274,724  $255,782
   Wholesale operations................................   24,391    26,114    25,718
   Intersegment elimination............................   (6,124)   (5,505)   (3,387)
                                                        --------  --------  --------
       Total net sales................................. $348,958  $295,333  $278,113
                                                        ========  ========  ========
Income from operations
   Retail operations................................... $ 27,961  $ 17,466  $ 36,092
   Wholesale operations................................    1,403     4,065     4,063
   Intersegment elimination............................   (1,290)   (1,170)     (683)
                                                        --------  --------  --------
   Total segment operating income......................   28,074    20,361    39,472
   General corporate expenses..........................   (2,576)   (2,483)   (1,907)
                                                        --------  --------  --------
       Total income from operations.................... $ 25,498  $ 17,878  $ 37,565
                                                        ========  ========  ========
Depreciation and amortization expense
   Retail operations................................... $ 15,295  $ 11,794  $  8,473
   Wholesale operations................................      166       202       193
   Corporate...........................................        1         1         1
                                                        --------  --------  --------
       Total depreciation and amortization expense..... $ 15,462  $ 11,997  $  8,667
                                                        ========  ========  ========
Inventory
   Retail operations................................... $ 39,014  $ 31,845  $ 25,217
   Wholesale operations................................    2,072     2,941     1,651
                                                        --------  --------  --------
       Total inventory................................. $ 41,086  $ 34,786  $ 26,868
                                                        ========  ========  ========
Property and equipment, net
   Retail operations................................... $104,655  $ 96,890  $ 71,805
   Wholesale operations................................      849     1,010     1,013
   Corporate...........................................        1         1         1
                                                        --------  --------  --------
       Property and equipment, net..................... $105,505  $ 97,901  $ 72,819
                                                        ========  ========  ========
Capital expenditures
   Retail operations................................... $ 22,275  $ 36,697  $ 37,797
   Wholesale operations................................       34       180       352
                                                        --------  --------  --------
       Total capital expenditures...................... $ 22,309  $ 36,877  $ 38,149
                                                        ========  ========  ========

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution

   We are paying all of the selling shareholders' expenses related to this offering, except the selling shareholders will pay any applicable underwriting discounts, commissions and expenses. Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the additional listing fee for the Nasdaq National Market and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the Registration Statement, other than underwriting discounts and commissions:

                  SEC registration fee............. $    4,791
                  NASD filing fee..................      5,708
                  Nasdaq additional listing fee....     15,500
                  Printing expenses................          *
                  Legal fees and expenses..........          *
                  Accounting fees and expenses.....          *
                  Transfer agent and registrar fees          *
                  Miscellaneous....................          *
                                                    ----------
                     Total......................... $        *
                                                    ==========

---------------------
*  To be provided by amendment.

Item 15.  Indemnification of Directors and Officers

   Section 1712 of the Pennsylvania Business Corporation Law of 1988, as amended (the "BCL"), sets forth the applicable standard of care for directors and officers. Section 1712 further provides that, in performing their duties, directors may rely in good faith on certain information, material and statements provided by officers of a corporation, certain professionals or experts and committees of the board upon which the director does not serve and that officers shall not be liable if they perform their duties in accordance with the applicable standard of care. Section 1713 of the BCL allows for a corporation's by-laws to provide that a director shall not be personally liable for any action taken unless the director has breached the applicable standard of care and such breach constituted self-dealing, willful misconduct or recklessness.

   Section 1741 of the BCL permits a corporation to indemnify its officers and directors for any expenses, judgments, fines and settlement amounts paid or incurred in the defense of third-party actions provided such individuals have met their applicable standard of care. Section 1743 of the BCL requires a corporation to indemnify its directors and officers for their expenses incurred in the successful defense of any third-party or derivative action. The Registrant's Amended and Restated Bylaws require the Registrant to indemnify any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, including actions by or in the right of the Registrant, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Registrant, or is or was serving while a director or officer of the Registrant at the request of the Registrant as a director, officer, employee, agent, fiduciary or other representative of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys' fees), judgment, fines, excise taxes and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding unless the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

   The Registrant maintains directors' and officers' liability insurance.

   The underwriting agreement (attached hereto as Exhibit 1.1) provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

Item 16.  Exhibits

   The following is a list of all exhibits filed as part of this registration statement on Form S-3, including those incorporated in this registration statement by reference.

Exhibit No. Exhibit
----------- -------

  1.1*      Form of Underwriting Agreement.

  4.1       Amended and Restated Articles of Incorporation of the Registrant are incorporated by reference to
            Exhibit 3.1 of the Registrant's Registration Statement on Form S-1 (File No. 33-69378) filed on
            September 24, 1993.

  4.2       Amended and Restated By-Laws of the Registrant are incorporated by reference to Exhibit 3.2 of the Registrant's Registration Statement on Form S-1 (File No. 33-69378), filed on September 24,
            1993.

  5.1**     Opinion of Drinker Biddle & Reath LLP.

  23.1**    Consent of Drinker Biddle & Reath LLP (included in Exhibit 5.1).

  23.2**    Consent of Arthur Andersen LLP.

  23.3**    Consent of PricewaterhouseCoopers LLP.

  24.1**    Power of attorney (included on signature page).

---------------------
*  To be filed by amendment.
** Filed herewith.

Item 17.  Undertakings

   The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

      (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

      (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, State of Pennsylvania on March 13, 2002.

                                          URBAN OUTFITTERS, INC.

                                                   /s/  RICHARD A. HAYNE
                                          By: _______________________________
                                                      Richard A. Hayne
                                                         President

                               POWER OF ATTORNEY

   KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Richard A. Hayne and Stephen A. Feldman and each of them singly as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution for him, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto and other documents in connection therewith, granting unto each of such attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters, as fully to all intents and purpose as he might or could do in person, and hereby ratifying and confirming all that each of such attorney-in-fact and agent or any of them or his substitutes may do or cause to be done by virtue hereof.

   Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

         Signature                         Title                     Date
         ---------                         -----                     ----

   /s/  RICHARD A. HAYNE    Chairman of the Board, President    March 13, 2002
 --------------------------   and Director (Principal Executive
      Richard A. Hayne        Officer)

  /s/  STEPHEN A. FELDMAN   Chief Financial Officer (Principal  March 13, 2002
 --------------------------   Financial Officer)
     Stephen A. Feldman

    /s/  KENNETH R. BULL    Treasurer (Principal Accounting     March 13, 2002
 --------------------------   Officer)
      Kenneth R. Bull

    /s/  SCOTT A. BELAIR    Director                            March 13, 2002
 --------------------------
      Scott A. Belair

 /s/  HARRY S. CHERKEN, JR. Director                            March 13, 2002
 --------------------------
   Harry S. Cherken, Jr.

  /s/  KENNETH K. CLEELAND  Director                            March 13, 2002
 --------------------------
    Kenneth K. Cleeland

                       Signature         Title        Date
                       ---------         -----        ----

                /s/  JOEL S. LAWSON III Director March 13, 2002
                -----------------------
                  Joel S. Lawson III

                 /s/  BURTON M. SAPIRO  Director March 13, 2002
                -----------------------
                   Burton M. Sapiro

                                 EXHIBIT INDEX

  Exhibit No. Exhibit
  ----------- -------

     1.1*     Form of Underwriting Agreement.

     5.1      Opinion of Drinker Biddle & Reath LLP.

     23.1     Consent of Drinker Biddle & Reath LLP (included in Exhibit 5.1).

     23.2     Consent of Arthur Andersen LLP.

     23.3     Consent of PricewaterhouseCoopers LLP.

     24.1     Power of attorney (included on signature page).

---------------------
*  To be filed by amendment.